Exhibit 99.1

THERAPIX BIOSCIENCES LTD.

NOTICE OF

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

December 11, 2019

Notice is hereby given that the Annual and Special General Meeting of the shareholders (the “Meeting”) of Therapix Biosciences Ltd. (the “Company”) will be held at the offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, on Wednesday, January 15, 2020 at 9:00 a.m. (EST) / 4:00 p.m. (Israel time).

The Meeting is being called for the following purposes:

1.	Review of 2018 Annual Financial Statements: To present and review the Company’s Annual Report and annual financial statements for the year ended December 31, 2018, and to transact such other business as may properly come before the Meeting.

2.	Re-Election of Directors: To re-elect the following currently serving directors to the Board of Directors.

3.	Appointment of Independent Public Auditor: To re-appoint EY Israel - Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year 2019 and until the next annual general meeting.

4.	Increase of Authorized and Registered Share Capital: To approve an increase of our authorized and registered share capital by NIS 70,000,000 and to amend our Articles of Association accordingly.

5.	Amendment of the Company’s Compensation Policy: To approve the Amended Compensation Policy of the Company.

6.	Updating Directors’ Terms of Office and Office-Holders’ Terms of Employment re a Change of Control Event: To approve the terms of office and employment, as the case may be, of each of the Directors and Office-Holders of the Company, currently in office.

7.	Directors’ and Office-Holders’ Options Grant: To approve the grant of options to Directors and Office-Holders of the Company.

8.	Insurance Framework and Ongoing Insurance Policy: To approve the Insurance Framework Terms and the Ongoing Insurance Policy.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of trading on December 17, 2019 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Each of Proposals 1, 2, 3 and 6 (the last proposal is with respect to members of the Board of Directors, namely Amit Berger, Zohar Heiblum, Stephen M. Simes, Eric So and Dr. Yafit Stark), to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the Ordinary Shares voted in person or by proxy at the Meeting; Each of Proposals 4, 5, and 6 (the last proposal is with respect to non-board members executives of the Company, namely Dr. Ascher Shmulewitz, Dr. Adi Zuloff-Shani and Oz Adler) requires the affirmative vote of at least a majority of the Ordinary Shares voted in person or by proxy at the Meeting, as long as either: (1) the majority of Ordinary Shares that voted for the approval of the respective proposal includes at least a majority of the shares held by non-controlling or disinterested shareholders voted at the Meeting (excluding abstaining votes); or (2) the total number of shares of shareholders referred to in sub-section 1 above that voted against the approval of the respective proposal does not exceed two percent (2%) of the aggregate voting rights in the Company. In the counting of the votes of the aforesaid shareholders voting, abstaining votes shall not be taken into account; Proposal 7 requires the affirmative vote of at least a majority of the Ordinary Shares voted in person or by proxy at the Meeting, as long as either: (1) the majority of Ordinary Shares that voted for the approval of the respective proposal includes at least a majority of the shares held by disinterested shareholders voted at the Meeting (excluding abstaining votes); or (2) the total number of shares of shareholders referred to in sub-section 1 above that voted against the approval of the respective proposal does not exceed two percent (2%) of the aggregate voting rights in the Company. In the counting of the votes of the aforesaid shareholders voting, abstaining votes shall not be taken into account.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies”, shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders’ register in Israel, and beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000 as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Mr. Oz Adler, not less than 48 hours prior to the Meeting. In addition, shareholders of record (other than the Bank of New York Mellon) can surrender their shares with the Bank of New York Mellon in order to convert such shares to ADSs and vote as a holder of ADSs with the Bank of New York Mellon, provided such shareholders of record complete such conversion and registration of said shares to ADSs with the Bank of New York Mellon prior to the Record Date.

ADS holders should return their proxies by the date set forth on their form of proxy.

Disclosure Regarding Compensation

Information about the compensation granted to the Company’s three most highly compensated officers (in the absence of five such officers as prescribed under the Israeli Companies Law and regulations promulgated therein) during or with respect to the year ended December 31, 2018. Such information can be found under Item 6.B. (page 75) of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on May 15, 2019.

Sincerely,

Dr. Ascher Shmulewitz
Chairman of the Board of Directors

December 11, 2019

PROXY STATEMENT

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THERAPIX BIOSCIENCES LTD.

________

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

December 11, 2019

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Therapix Biosciences Ltd. (the “Company”) for use at our Annual and Special General Meeting of shareholders of the Company (the “Meeting”) to be held on Wednesday, January 15, 2020 at 9:00 a.m. (EST) / 4:00 p.m. (Israel time), or at any adjournment thereof, at the offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.10 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement

The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trading on December 17, 2019 (the “Record Date”).

INFORMATION CONCERNING VOTING

At least three shareholders who attend the Meeting in person or by proxy who hold or represent together at least 30% of the voting rights of our issued share capital shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held one week later, Wednesday, January 22, 2020 at 9:00 a.m. (EST) / 4:00 p.m. (Israel time). If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

You are entitled to vote at the Meeting if you were a shareholder at the close of trading on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trading on the Record Date or which appeared in the participant listing of a securities depository on that date.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law” or “ICL”), each of Proposals 1, 2, 3 and 6 (the last proposal is with respect to members of the Board of Directors, namely Amit Berger, Zohar Heiblum, Stephen M. Simes, Eric So and Dr. Yafit Stark), described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”). Each of Proposals 4, 5, and 6 (the last proposal is with respect to non-board members executives of the Company, namely Dr. Ascher Shmulewitz, Dr. Adi Zuloff-Shani and Oz Adler), requires the affirmative vote of at least a majority of the Ordinary Shares voted in person or by proxy at the Meeting, as long as either: (1) the majority of Ordinary Shares that voted for the approval of the respective proposal includes at least a majority of the shares held by non-controlling or disinterested shareholders voted at the Meeting (excluding abstaining votes); or (2) the total number of shares of shareholders referred to in sub-section 1 above that voted against the approval of the respective proposal does not exceed two percent (2%) of the aggregate voting rights in the Company. In the counting of the votes of the aforesaid shareholders voting, abstaining votes shall not be taken into account; Proposal 7 requires the affirmative vote of at least a majority of the Ordinary Shares voted in person or by proxy at the Meeting, as long as either: (1) the majority of Ordinary Shares that voted for the approval of the respective proposal includes at least a majority of the shares held by disinterested shareholders voted at the Meeting (excluding abstaining votes); or (2) the total number of shares of shareholders referred to in sub-section 1 above that voted against the approval of the respective proposal does not exceed two percent (2%) of the aggregate voting rights in the Company (each of the above, a “Special Majority”). In the counting of the votes of the aforesaid shareholders voting, abstaining votes shall not be taken into account.

REVIEW OF THE COMPANY’S ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2018

Pursuant to the ICL, the Company is required to present the Company’s financial statements for the year ended December 31, 2018 to the Company’s shareholders. The audited financial statements of the Company for the fiscal year ended December 31, 2018 were filed together with the Company’s Annual Report on Form 20-F, which was filed on May 15, 2019 with the SEC and is available at the SEC’s website, www.sec.gov, and are available on the Company’s website at the following address: http://therapix.investorroom.com/SEC-Filings

The contents of the Company’s website are not part of this proxy.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2018.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Our Board of Directors has nominated the current directors named below for re-appointment as directors to serve for an additional term commencing on the date of the Meeting until the next annual general meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the directors listed below. If any of such directors is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board of Directors may propose.

As required by the ICL and the regulations promulgated thereunder, each director candidate has attested to the Board of Directors and the Company that he or she meets all the requirements in connection with the appointment of directors of publicly traded companies. As required by the ICL, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Our Articles of Association provide that the number of directors shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than 12 directors. The current Board of Directors consists of six members.

If re-elected pursuant to this proposal, each director will continue to be party to an indemnification agreement and exculpation agreement with the Company in the form of indemnification letter and exculpation letter which were entered into in connection with the consummation of our U.S. initial public offering and listing on the Nasdaq Stock Market, to be entered into by the Company with directors serving from time to time in such capacity. Each director will continue to be insured under the Company’s directors’ and officers’ insurance coverage policy in effect from time to time, which provides coverage for all directors and other officers of the Company.

In addition, each director will continue to receive cash participation compensation and annual compensation in accordance with the Israeli Companies Regulations (Reliefs to Public Companies which Shares are Traded on an Exchange Outside of Israel), 5760-2000, with reference to the Israeli Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000, and in accordance with our Compensation Policy. The amount to be paid to each acting director is NIS 120,000 (approximately $34,650 as of December 6, 2019), and is the same for all directors in the Company, both independent and non-independent. Those amounts have been approved to each of our current serving directors.

The following provides certain relevant information concerning the directors, including their principal occupations during at least the past five years.

Director	Age	Principal Occupation
Dr. Ascher Shmulewitz	63	Dr. Ascher Shmulewitz has served as our Chairman since January 2014 and on our Board of Directors since February 2013 and was appointed our Interim Chief Executive Officer on November 1, 2017. Dr. Shmulewitz is an inventor, investor and serial entrepreneur in biomedical technologies. Dr. Shmulewitz has founded and invested in over two dozen life science companies including NeoVision Corp, Labcoat Medical Ltd., Arteria Corp., Circulation Inc. and X-Cardia Inc., and has led multiple of these companies to successful exits, including through merger and acquisition transactions with large medical device companies. Dr. Shmulewitz has vast experience in the venture capital arena as an investor, manager and entrepreneur in dozens of companies and ventures. In 1995, Dr. Shmulewitz co-founded San Francisco Science and the Incumed Group, companies that provide seed funding, and is the founder of Medgenesis Partners Ltd., an Israeli private investment firm and incubator that has invested in over a dozen ventures. Dr. Shmulewitz previously held senior executive positions at Advanced Technology Laboratories Inc. (from 1988 to 1992). Dr. Shmulewitz received an M.D. degree from The Technion Medical School and a Ph.D. degree in Engineering from Tel Aviv University, Israel.

Amit Berger	55	Mr. Amit Berger has served on our Board of Directors since August 2014. Mr. Berger has significant expertise in financial markets, where he has held management and board positions for over 25 years. Since 2009, Mr. Berger has served as the Chief Executive Officer of Dolphin 1 Investment Ltd. From 2002 to 2004, Mr. Berger served as the Chairman of Dash Investments Ltd., and from 2005 to 2009, as the Chairman and a director of Enter Holdings 1 Ltd. Mr. Berger serves currently on the board of directors of Mega Or Holdings Ltd., N.R. Spuntech Industries Ltd., Itay Financial A.A. Investments Ltd., Hamashbir 365 Ltd., Polar Investments Ltd and Arno-capital ltd. Mr. Berger holds a B.A. degree in Economics from Tel Aviv University, Israel.

Zohar Heiblum	64	Mr. Zohar Heiblum has served on our Board of Directors since August 2013. In 1983, Mr. Heiblum co-founded Tefen IL (Israel) Ltd., a leading consulting firm in Israel and led the company to an IPO on Tel Aviv Stock Exchange in 1994. Since then, Mr. Heiblum has been involved in various companies as an investor, consultant, board member and active Chairman. Since 2001, Mr. Heiblum has been an active board member and manager at Momentum Management LLP, which specializes in management and investments in turnaround and special situation activities, and in his capacity served mostly in high-tech companies. From 1998 to 2001, Mr. Heiblum served as a director and Chairman of the board of directors at of Orex Computed Radiography Ltd., which was later sold to Eastern Kodak Company. From 1998 to 2001, Mr. Heiblum served as a director of Biosonix Ltd., which executed a reverse merger with Neoprobe (today Navidea Biopharmaceutical Inc.) in 2002. From 2002 to 2004, Mr. Heiblum served as the general manager of the Israeli subsidiary of MobileAccess Networks Inc. (formally Foxcom) which was sold to Corning Inc. (U.S.A) in 2011. From 2013 to 2014, Mr. Heiblum served as the acting chief executive officer of Alvarion Ltd. (in receivership) and as chairman of Z. Roth Industries Ltd., which is a leading metal designer & producer of products designed to be situated in public areas, and as of March 2016 acts as the manager of the pre research and development plan on MATIMOP – the Israeli industry center for R&D, which acts as the executive agency of the Israel Innovation Authority. Mr. Heiblum has a B.Sc. degree in Industrial Engineering and an M.B.A., both from Tel Aviv University, Israel.

Director	Age	Principal Occupation
Stephen M. Simes	67	Mr. Stephen M. Simes has served on our Board of Directors since December 2016. Mr. Simes currently serves as an advisor and consultant to biopharma companies. Mr. Simes is a member of the Ops Team of SmartHealth Activator. Mr. Simes serves on the advisory board for NeuroLucent a biotech company working on novel approaches for the treatment of Alzheimer’s disease, in addition to several other startup biopharma companies in oncology and 3D bioprinting. From March 2014 until January 2016, Mr. Simes served as Chief Executive Officer and a member of the board of directors of RestorGenex Corporation, a company with a focus on oncology (acquired through merger by Diffusion Pharmaceuticals, Inc.). Prior to such time, Mr. Simes served as Vice Chairman, President and Chief Executive Officer and a member of the board of directors of BioSante Pharmaceuticals, Inc. from 1998 until June 2013 when BioSante merged with and renamed to ANI Pharmaceuticals, Inc. BioSante, whose common stock was listed on The Nasdaq Global Market, was a specialty pharmaceutical company focused on developing products for women’s and men’s health. From 1994 to 1997, Mr. Simes was President and Chief Executive Officer and a member of the board of directors of Unimed Pharmaceuticals, Inc. (currently a wholly owned subsidiary of AbbVie, Inc.), a company with a product focus on infectious diseases, AIDS, endocrinology and oncology. From 1989 to 1993, Mr. Simes was Chairman, President and Chief Executive Officer of Gynex Pharmaceuticals, Inc., a company which concentrated on the AIDS, endocrinology, urology and growth disorders markets. In 1993, Gynex was acquired by Savient Pharmaceuticals Inc. (formerly Bio-Technology General Corp.), and from 1993 to 1994, Mr. Simes served as Senior Vice President and director of Savient Pharmaceuticals Inc. Mr. Simes’ career in the pharmaceutical industry started with G.D. Searle & Co. (now a part of Pfizer Inc.). Mr. Simes has a B.Sc. degree in Chemistry at Brooklyn College of the City University of New York and an M.B.A. in Marketing and Finance from New York University.

Eric So	43	Mr. Eric So has served on our Board of Directors since June 2017. Mr. So has previously served on the board of directors of the Yee Hong Centre for Geriatric Care and on the board of directors of the Hong Fook Mental Health Foundation. Mr. So is co-founder of Globalive Technology Inc. (a TSX-V listed company) and serves as a special advisor to Mundo Inc., a global internet marketing network which he joined in 2012 and has served in several capacities including chief legal and corporate development officer. Prior to such time from 2006 until 2012, Mr. So was the Vice President, Corporate Strategy and General Counsel for Synergex Corporation (a TSX listed company), where he led its acquisition by Wheels Group Inc., a subsidiary of Radiant Global Logistics Ltd. Mr. So has also been an attorney with Torys LLP and Fraser Milner Casgrain LLP (now Dentons Canada LLP). For almost two decades he has advised public and private companies on corporate/commercial matters, mergers and acquisitions, securities, corporate finance, employment, and technology and privacy law. Mr. So holds a B.Sc. degree in Anatomy and Cell Biology from McGill University and a law degree from the University of Windsor.

Dr. Yafit Stark	65	Dr. Yafit Stark has served on our Board of Directors since June 2015. Dr. Stark has served as Vice President Global Clinical Research at Teva Pharmaceutical Industries Ltd. Dr. Stark has established and managed the Global Innovative Clinical Research Infrastructures at Teva and was responsible for the clinical development of significant products, among them the Copaxone® for Multiple Sclerosis. Dr. Stark is a pioneer in incorporating innovation and new technologies in clinical development. During her 31 years of work in large pharma, she has built up expertise in multiple therapeutic areas and different types of medicinal products technologies. Dr. Stark serves as a director of several biotechnology companies and associations. Dr. Stark holds a Ph.D. degree in Pathology from Tel Aviv University and a Post-Doctorate in Immuno-Histopathology from Tel Aviv University and the Weizmann Institute of Science, Israel.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-elect Dr. Ascher Shmulewitz, Amit Berger, Zohar Heiblum, Stephen M. Simes, Eric So and Dr. Yafit Stark, as directors of the Company until the next annual general meeting of Shareholders or until their respective successors are duly elected and qualified, or until any of their earlier resignation or removal.”

The appointment of each director candidate, as mention above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The election of each director shall be voted separately.

The Board of Directors recommends a vote FOR the re-election of each of the directors.

PROPOSAL 2

APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR

EY Israel - Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global (“EY”), have audited the Company’s financial statements during the last 15 years and will be auditing the Company’s financial statements for the year 2019. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

To re-appoint EY as the Company’s independent registered public accounting firm for the year 2019, to audit the financial statements of the Company ending December 31, 2019 (and any review any interim financial statements during the fiscal year 2020) and to authorize the Company’s Board of Directors to determine its compensation.

Except under certain circumstances, the ICL requires shareholder approval of the appointment of the Company’s independent public accountants for each fiscal year. The Board of Directors believes, pursuant to the Audit Committee’s recommendation, that the appointment of EY as the Company’s independent registered public accounting firm for the year 2019 and until the next annual general meeting, and to perform the audit of the Company’s financial statements for the fiscal year ending December 31, 2019 (and including review of any interim financial statements during the fiscal year 2020), and authorizing the Company’s Board of Directors to determine their remuneration for the audit and any other supplementary services during said periods, is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint EY as the Company’s independent registered public accounting firm for the year 2019 and until the next annual general meeting, to audit the financial statements of the Company ending December 31, 2019 (and review any interim financial statements during the fiscal year 2020) and to authorize the Company’s Board of Directors to determine their compensation for the audit and any other supplementary services for said periods in accordance with the scope and nature of their services.”

The appointment of EY requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the above proposal.

PROPOSAL 3

APPROVAL OF INCREASE OF AUTHORIZED AND REGISTERED SHARE CAPITAL AND

AMENDMENT OF THE ARTICLES OF ASSOCIATION ACCORDINGLY

Under our current Articles of Association, our authorized and registered share capital is NIS 30,000,000 divided into 300,000,000 ordinary shares, of a par value NIS 0.1 each.  As of December 3, 2019, the Company has allocated 273,709,485 Ordinary Shares of the Company’s 300,000,000 Ordinary Shares of authorized share capital (such number does not include the grant of options to purchase 23,652,800 Ordinary Shares to directors and office holders of the Company subject to the approval of Proposal 6 below), leaving only 26,290,515 Ordinary Shares unallocated for potential issuance.

It is proposed to increase our authorized and registered share capital by NIS 70,000,000 (the “Capital Increase”) and to amend our Articles of Association accordingly to reflect the Capital Increase, in the form attached hereto as Annex A. As a result, immediately following the Capital Increase, if approved at the Meeting, our authorized and registered share capital will be NIS 100,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.1 each.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital to allow us to meet our future business needs as they arise.  These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the use of shares for establishment of strategic relationships with other companies or acquisitions, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits, and other bona fide corporate purposes. In addition, the increase in the authorized share capital of the Company could, under certain circumstances, have an anti-takeover effect by, for example, allowing issuance of shares that would dilute the share ownership of a person seeking to effect a change in the composition of the Board of Directors or contemplating a tender offer or other similar transaction. However, this proposal is not being made in response to any effort of which the Company is aware to accumulate Ordinary Shares or obtain control of the Company.

The possible future issuance of equity securities consisting of Ordinary Shares or securities convertible into Ordinary Shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of Ordinary Shares; (ii) diluting the market price of the Ordinary Shares, to the extent that the new Ordinary Shares are issued and sold at prices below current trading prices of the existing Ordinary Shares, or if the issuance consists of equity securities convertible into Ordinary Shares, to the extent that the securities provide for the conversion into Ordinary Shares at prices that could be below current trading prices of the Ordinary Shares; and (iii) diluting the book value per share of the outstanding Ordinary Shares.

Accordingly, the Board of Directors has approved, and recommends that shareholders approve, the Capital Increase and to amend our Articles of Association accordingly to reflect the Capital Increase.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase of the Company’s authorized and registered share capital by NIS 70,000,000, so that following such increase, the authorized and registered share capital of the Company will be NIS 100,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.1 each, and to amend the Company’s Articles of Association accordingly, in the form attached as Annex A to the Company’s Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the above proposal.

PROPOSAL 4

APPROVAL OF AMENDED COMPENSATION POLICY

The Company adopted a compensation policy, which sets guidelines and compensation framework for its office holders, in March 2014 (the “Compensation Policy”). On November 2017, the general meeting of our shareholders approved an updated Compensation Policy. The Compensation Policy provides a framework for establishing the terms of office and employment of the Company’s Office Holders, a recoupment policy and guidelines with respect to the structure of the variable pay of Office Holders.

The term “Office-Holder”, as defined in the ICL, includes (in principle) members of the Board of Directors, executive officers and any manager directly subordinate to the chief executive officer.

The Compensation Policy must be reviewed from time to time by our Compensation Committee and Board of Directors, to ensure its alignment with the Company’s compensation guidelines and to consider its appropriateness for the Company. In addition, pursuant to the ICL, the Compensation Policy must generally be re-approved once every three years by the Board of Directors, after considering the recommendations of the Compensation Committee, and by a disinterested majority of the Company’s shareholders. Any amendment to the Compensation Policy requires the same approvals. In addition, any resolution made by the Company with respect to Office Holders’ compensation, if no Compensation Policy is in effect at that time, or if such compensation is not aligned with the then in effect Compensation Policy, should require in principle (subject to certain exemptions) the same approvals.

The ICL provides that a compensation policy is to be adopted and later re-evaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components — the contribution of the office holder to the attainment of the company’s goals and to the achievement of its profits, all with a long term view and in accordance with the position of the office holder.

When considering the current suggested amendments to the Company’s Compensation Policy, the Compensation Committee and the Board of Directors considered numerous factors, including the relevant matters and provisions set forth in the ICL, and reviewed other information they deemed relevant, including the analysis benchmark report prepared by an independent compensation specialist.

Accordingly, and in light of the experience gained in the implementation of the Compensation Policy as well as the changes in the Company’s environment since the adoption of the updated Compensation Policy of 2017, among others, its U.S. IPO and listing on the Nasdaq (and delisting from the TASE), certain changes are proposed to be amended and introduced with the Company’s Compensation Policy.

Following the recommendation of the Compensation Committee, the Board of Directors has approved, and recommends that shareholders approve, certain amendments to the Compensation Policy. A marked copy of the Compensation Policy indicating the amendments is attached hereto as Annex B. The Amended Compensation Policy, as so amended, will be in effect as of its adoption.

The following are the material changes that are suggested to be introduced to the Compensation Policy (The “Amended Compensation Policy”):

●	Adding a Special Bonus provisions in case of a ‘Transaction’, as further described in Proposal 5 below.

●	Amending the terms of framework for D&O (Directors’ and Office-Holders’) Liability Insurance policy in line with certain global trends that occur in the context of such policies, as further described in Proposal 7 below.

The brief overview above is qualified in its entirety by reference to the full text of the Amended Compensation Policy, which is attached as Annex B hereto.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Amended Compensation Policy of the Company, in the form attached as Annex B to the Company’s Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the above proposal.

PROPOSAL 5

UPDATING DIRECTORS’ TERMS OF OFFICE AND OFFICE-HOLDERS’ TERMS OF EMPLOYMENT TO INCLUDE PROVISIONS PERTAINING A BONUS REGARDING A CHANGE OF CONTROL EVENT

The Board of Directors deems it desirable to revise and include under the terms of office and terms of employment of each of the Company’s Directors and Office-Holders, currently in office, a specific provision regarding a special bonus in the event of a merger transaction (the “M&A Provision”), which would read as follows:

“Special Bonus in case of an Transaction: A special bonus regarding an Transaction may be granted, under which, if following the completion of a Transaction (as defined below), the Company would have an average cumulative market value on Nasdaq or on any other national, territorial, provincial and federal exchange (“Main Exchange”), over a consecutive period of at least three months from the closing date of such Transaction, of (at least) the higher between (i) twice its value on Nasdaq on the date of the Transaction and (ii) twice its value as determined under the Transaction agreement; and in any case not less than $30 million, then the Compensation Committee followed by the Board of Directors may decide at their discretion to grant you a special one-time bonus for exceptional achievements and performance in the framework of executing a Transaction (as defined below) (the “Special Bonus”), subject to the following: (i) The amount of such bonus shall be calculated in the aggregate, I.e. - to include any and all other such Special Bonuses granted to other officers and/or employees of the Company (the “Special Bonus Amount”); (ii) Any such Special Bonus shall be paid with the same type of consideration (cash and/or cash equivalents) as used as consideration for the Company itself under that same Transaction (as defined below), and to the extent possible; (iii) The amount of the Special Bonus Amount (if at all) will be determined and distributed at the CEO’s discretion and to the extent required, also subject to the approval of the Compensation Committee and the Board of Directors; and (iv) For the avoidance of doubt, the forgoing does not entitle you a prima-facia right to receive such Special Bonus, which remains at the sole discretion of the CEO (and to the extent required, also the Compensation Committee’s and Board of Directors’) and shall not be considered part of your salary or fees owed to you.

“Transaction” shall mean a definitive agreement pertaining a merger or acquisition transaction between the Company and a third party or a Change of Control Event.

A “Change in Control Event” shall mean: (i) consummation of a purchase by, or merger, acquisition, reorganization or consolidation with one or more entities in which: (a) the Company is not the surviving entity, or (b) the voting securities of the Company outstanding immediately before the transaction constitute less than a majority of the voting power of the voting securities of the Company or the surviving entity outstanding immediately after the transaction, or which creates a ‘Controlling Shareholder’ (as such term is defined under section 268 to the Israeli Companies Law; or (ii) the sale or disposition of all or substantially all of the Company’s assets.”

Any such engagement with the Company’s Directors and/or Office-Holders shall be deemed to include such M&A Provision.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the inclusion of the M&A Provision regarding a bonus in the event of a Transaction in any and all such engagements between the Company and the Directors and Office-Holders, in a manner that any such engagement shall be deemed to include such M&A Provision.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the above proposal.

PROPOSAL 6

DIRECTORS’ AND OFFICE-HOLDERS’ OPTIONS GRANT

Our Amended Compensation Policy (as further described under Proposal 4 above) permits the compensation of Directors and Office-Holders in the form of options. The Compensation Committee and the Board of Directors have reviewed, among other things, the analysis benchmark report prepared by an independent consultant to enable the Board of Directors to be familiar with customary and reasonable market standards when it determines executives’ and directors’ compensation. In addition, Directors’ option grants were considered as part of an overall grant of options to the Company’s current, employees, executives, consultants and Directors, and as such is part of the Company’s Israeli Share Option Plan 2015 (“ESOP”), which consisted of an overall grant of 28,360,000 options to purchase Ordinary Shares (equivalent to 709,000 ADSs), all materially under the same terms. In order to retain its current Directors and Office-Holders and attract additional, qualified Directors and Office-Holders, it is the Company’s policy to grant its Directors and other Office-Holders options to purchase Ordinary Shares. The Compensation Committee engaged a consulting firm to perform a benchmarking analysis of its equity compensation to Directors. In light of this analysis, we believe that the amounts and terms of the proposed grants are reasonable.

Shareholders are being asked to approve option grants to be made to directors and office holders of the Company (the “Grantees”) on the following terms: Subject to a director’s re-election to the Board of Directors under Proposal 1, such Director (namely Amit Berger, Zohar Heiblum, Stephen M. Simes, Eric So and Dr. Yafit Stark) will be granted options to purchase 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), and an additional three office holders of the Company, namely Dr. Ascher Shmulewitz, Dr. Adi Zuloff-Shani and Oz Adler, will be granted (outside the scope of the Compensation Policy) options to purchase 12,000,000, 2,826,400 and 2,236,400 Ordinary Shares, respectively (equivalent to 300,000, 70,660 and 58,160 ADSs, respectively), which in the aggregate-represents options to purchase 23,652,800 Ordinary Shares (equivalent to 591,320 ADSs), on the following terms:

(a)	Exercise Price: all options at an exercise price of $0.075 per Ordinary Share (equivalent to $3.00 per ADS) (reflecting a premium of 224% over the ADS closing price on Nasdaq on December 6, 2019, which is the last trading day immediately preceding the date hereof). All options shall include a standard cashless exercise mechanism.

(b)	Vesting Schedule: The options shall vest over a three-year period, on a quarterly basis, in equal portions such that 1/12 shall vest upon the end of each quarter commencing on the date of the foregoing Board of Directors’ decision.

(c)	Acceleration: Notwithstanding the foregoing, the vesting schedule shall be accelerated and any unvested portion of the Options shall become fully vested and exercisable immediately prior to: (i) a Change of Control Event: a “Change of Control Event” means (a) a merger or consolidation with another entity where the voting securities of the Company outstanding immediately before the transaction constitute less than a majority of the voting power of the voting securities of the Company or the surviving entity outstanding immediately after the transaction; or (b) the sale or disposition of all or substantially all of the Company’s assets; (ii) termination of engagement: termination by the Company of the engagement with any of the Grantee for any reason.

(d)	Expiration: Ten years following the date of grant or at an earlier date as provided under the ESOP (three months following the termination of optionee’s engagement with the Company). Notwithstanding the ESOP, in case of said termination, the expiration date will be extended to a one year period.

Following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholders’ approval, to approve the option grants described above.

The Compensation Committee and the Board of Directors are of the view that the activities of each of the Directors on the Board of Directors and its committees bring value to the Company and contribute greatly to the Company and its activities. In addition, the Compensation Committee and the Board of Directors are of the view that the activities of each of the Chairman (and interim CEO) and the Office-Holders of the Company bring value to the Company and contribute greatly to the Company and its activities.

The Compensation Committee and the Board of Directors determined that the option grants proposed above are (i) reasonable and appropriate, (ii) in accordance with the Compensation Policy (except for the Chairman and the two office-holders which exception from the compensation policy framework was approved among others considering their crucial contribution to the Company at these times) and (iii) for the good of the Company in light of each Director’s role on the Board of Directors and each Office-Holders’ duties and responsibilities, his or her qualifications and experience and his or her past and anticipated contributions to the advancement of the Company’s activities.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the grant to Mr. Amit Berger options to purchase 1,300,000 Ordinary Shares (equivalent to 32,500ADSs), subject to the director’s re-election as a member of the Board of Directors, as further described in the Proxy Statement.”

“RESOLVED, to approve the grant to Mr. Zohar Heiblum options to purchase 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director’s re-election as a member of the Board of Directors, as further described in the Proxy Statement.”

“RESOLVED, to approve the grant to Mr. Stephen M. Simes options to purchase 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director’s re-election as a member of the Board of Directors, as further described in the Proxy Statement.”

“RESOLVED, to approve the grant to Mr. Eric So options to purchase 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director’s re-election as a member of the Board of Directors, as further described in the Proxy Statement.”

“RESOLVED, to approve the grant to Dr. Yafit Stark options to purchase 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director’s re-election as a member of the Board of Directors, as further described in the Proxy Statement.”

“RESOLVED, to approve the grant to Dr. Ascher Shmulewitz options to purchase 12,000,000 Ordinary Shares (equivalent to 300,000ADSs), subject to the director’s re-election as a member of the Board of Directors, as further described in the Proxy Statement.”

“RESOLVED, to approve the grant to Dr. Adi Zuloff-Shani options to purchase 2,826,400 Ordinary Shares (equivalent to 70,660 ADSs).”

“RESOLVED, to approve the grant to Mr. Oz Adler options to purchase 2,236,400 Ordinary Shares (equivalent to 58,160 ADSs).”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement) with respect to Amit Berger, Zohar Heiblum, Stephen M. Simes, Eric So and Dr. Yafit Stark, and a Special Majority (as defined in this proxy statement) with respect to Dr. Ascher Shmulewitz, Dr. Adi Zuloff-Shani and Oz Adler.

The voting on this proposal shall be conducted in respect of each Director’s and Office-Holder’s grant separately.

The Board of Directors recommends a vote FOR the above proposal.

PROPOSAL 7

INSURANCE FRAMEWORK AND ON-GOING INSURANCE POLICY

Our Compensation Policy already includes a framework for annual-basis engagements of Directors’ and Office-Holders’ Liability Insurance, which is in effect only as long as the Compensation Policy is in effect. Management desires to set such insurance framework (which is similar to the framework terms set out in the Compensation Policy) to be in effect for a six-year period (“Insurance Framework”) independently and separately from the Compensation Policy, in such a manner that such Insurance Framework will be valid even if the Compensation Policy is not.

Any such annual and/or interim insurance policies’ engagements in compliance with said Insurance Framework would not require the approval of our shareholders, and instead would only require our Compensation Committee’s and our Board of Directors’ approval, hence providing for a more efficient and cost-effective manner for engaging in such insurance policies.

Due to an increased number of lawsuits against U.S. listed companies, specifically securities law class actions, and significant payments made recently by insurance companies to settle such claims and actions, our external insurance advisor indicated that current trends in the D&O insurance markets show that (i) fewer insurance companies are offering D&O insurance for Israeli U.S. listed companies, and (ii) the premiums for such policies have significantly increased market wide, and are currently well beyond the cap currently in our Compensation Policy. These trends result in Company’s premium limitations under the Compensation Policy to be inadequate.

In light of the above, shareholders are being asked to approve the Insurance Framework and its terms (which are similar to the framework terms set out in the Compensation Policy), and also the on-going insurance policy including for an extended period until December 31, 2019, based upon the following terms (the “Insurance Framework Terms” and the “Ongoing Insurance Policy”, respectively):

The Company may enter into a contract with an insurance company for insuring the liability of Directors and Office-Holders, according to predetermined conditions (pursuant to the relief concerning approval of Office-Holders’ liability insurance, as provided in Regulation 1(3) of the Israeli Companies Regulations (Reliefs in Transactions with Interested Parties) 5760-2000), in such manner allowing the Company, from time to time, and for up to 6 annual insurance periods in the aggregate, and with the approval of the Audit Committee and the Board of Directors, and without the need to obtain the approval of the Company’s general meeting, extend and/or renew the insurance policy or enter into a new policy, with the same insurer or another insurer, in Israel and/or abroad, for insuring the liability of the Directors and Office-Holders with respect to all the Directors and Office-Holders of the Company and its subsidiaries, both present and future and of Office-Holders on behalf of the Company and/or its subsidiaries (if any), during their service as Office-Holders of affiliated companies (if any), including an Office-Holder who is or may be considered as the holder of control (as may be relevant from time to time), or his/her relative, provided the terms of such engagement are inferior or similar to the conditions of the insurance contracts concerning the other Office-Holders of the Company and that such engagement is under market conditions and may not materially adversely affect the Company’s results of operations, its assets or liabilities, in accordance with the following conditions:

(a)	The insurer’s limits of liability will be up to $40 million for an event and for an annual insurance period (plus $10 million for Side A insurance (designated for Directors and Office-Holders only), together with reasonable litigation expenses (at the rate of up to 20%) above the limit of liability, for litigation expenses due to claims in Israel, above such limit of liability;

(b)	The annual premium incurred by the Company for the entire annual insurance period will not exceed $1,500,000, including an annual increase of the premium at the rate of up to 15%;

(c)	The deductible amount for indemnification of Office-Holders will not exceed $250,000 (excluding the U.S. and Canada, and excluding securities litigations concerning the Company, for which the deductible amount will be $750,000 in Israel only and $2,500,000 for securities litigations in the U.S. and Canada) and $5,000,000 for M&A litigation (Retention for Mergers and Acquisitions claims);

(d)	An option to extend the insurance period for up to 18 months (on a pro-rata basis);

(e)	Such engagement may also cover the Company’s activities with respect to the listing of the Company’s ADR’s and will include an appendix concerning liability arising from the listing of securities on a foreign stock exchange;

(f)	Such policy may include a Run-Off clause in a customary form concerning retiring Directors and Office-Holders and/or whose office in the Company is terminated, for a period of up to 84 months; and

(g)	An Annual increase in any of the parameters described in sub-sections (a)-(c) above of no more than 10%.

The limit of liability and premium amount for each insurance year will be approved for each renewal by the Compensation Committee, provided the Compensation Committee determines that the amount is reasonable in view of the Company’s exposure, the scope of coverage and market conditions.

Following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholders’ approval, to approve the Insurance Framework Terms and the Ongoing Insurance Policy, described above.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Insurance Framework Terms and the Ongoing Insurance Policy.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the above proposal.

WHERE TO FIND MORE INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov and the Company’s website at www.therapixbio.com. Shareholders may obtain information directly from the Company, whose registered office is at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, and whose telephone number is +972-3-616-7055.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED DECEMBER 11, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN DECEMBER 11, 2019, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000 as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Mr. Oz Adler, not less than 48 hours prior to the Meeting.

By Order of the Board of Directors

Therapix Biosciences Ltd.

December 11, 2019

Annex A

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

Therapix Biosciences Ltd.

Articles of Association

of a Public Company

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

Public Company Limited by Shares

The Companies Law, 5759 - 1999

Articles of Association

of

Therapix Biosciences Ltd.

(תראפיקס ביוסיינסס בע"מ)

1.	Interpretation

In these Articles of Association, unless the text otherwise requires:

“These Articles” or “the Articles of Association”	mean these Articles, as drafted herein or as amended from time to time by the Shareholders;

“The Company”	means Therapix Biosciences Ltd.;

“The Board of Directors”	means the Company’s Board of Directors, elected in accordance with the provisions of these Articles;

“The Companies Law” or “the Law”	means the Companies Law, 5759-1999, as amended from time to time;

“The Companies Ordinance” or “the Ordinance”	means the provisions of the Companies Ordinance [New Version] 5743-1983, which have not been cancelled as amended from time to time;

“The Securities Law”	means, the Securities Law, 5728-1968;

“The Office”	means the registered office of the Company from time to time;

“The Shareholders’ Register”	means the Company’s Shareholders’ Register that must be kept under the Law and in accordance with the provisions of these Articles;

“Writing”	means print, photocopy, telegram, telex, facsimile, email and any other form of creating or visibly fixing or imprinting words.

“Simple Majority Resolution” or “Ordinary Resolution”	means a resolution adopted at the (Annual or Special) General Meeting by a majority of those voting and without counting the abstaining votes.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

Subject to the provisions of this Article, unless the written text requires another interpretation, terms defined in the Companies Law shall have the same meanings ascribed to them therein; words in the singular shall include the plural and vice versa; words in the masculine shall include the feminine and vice versa and words referring to persons shall also include corporations.

2.	Objects of the Company

The Company may engage in any legal business.

3.	Limitation of Liability

[a]	The liability of a Shareholder in the Company with respect to the Company’s debts shall be limited to the unpaid amount owing by him to the Company in consideration for the Shares held by such Shareholder and in any event, to an amount that shall not be less than the nominal value of the Share held by such Shareholder.

[b]	If the Company issues Shares for consideration which is less than their nominal value, as set forth in Section 304 of the Law (hereinafter: “the Reduced Consideration”), the liability of the Shareholder shall be limited to the payment of the Reduced Consideration amount for the Share issued to such Shareholder as stated above.

4.	Company’s Articles of Association

[a]	The Company may amend its Articles by Simple Majority Resolution of the Shareholders attending the vote at the General Meeting of the Company, except as expressly provided otherwise in other provisions of these Articles. Any resolution adopted at the General Meeting by the majority required for amending the Company’s Articles and thereby changing any of the provisions of the Articles, shall be deemed to be a resolution for amendment of the Company’s Articles, even if such purpose was not expressly stated in that resolution; The Company may restrict - by means of a contract - its capacity to amend the Articles or any of the provisions thereof, if a resolution to that effect is adopted at the General Meeting by the majority required for amending the Company’s Articles; Subject to the provisions of the Companies Law, any amendments to the Company’s Articles shall become effective upon the adoption of such amendment resolution or at any later time specified therein.

[b]	No amendment to the Articles which adversely affects the rights of any Shares’ class shall be made without an approval of the meeting of shareholders of such class.

[c]	Notwithstanding the provisions of this chapter, an amendment of these Articles that obligates a Shareholder to acquire additional Shares or to increase the extent of his liability, shall not obligate the Shareholder without his consent.

5.	Share Capital of the Company

[a]

The Company’s Share Capital is NIS 100,000,000 (one hundred million New Israeli Shekels), divided into 1,000,000,000 (billion) Ordinary Shares of NIS 0.1 par value each (hereinafter in these Articles: “the Shares” or the “Ordinary Shares”).

[b]	All the Ordinary Shares shall have equal rights among them for all intents and purposes and each Ordinary Share confers the holder thereof the following rights:

[1]	The right to be invited to and participate in the General Meetings of Shareholders of the Company, and the right to one vote for any Ordinary Share in any voting at the Company’s General Meeting in which such holder participates;

[2]	The right to receive dividends, if and when such are distributed and the right to receive bonus shares if and when such are distributed - all in proportion to the Shares’ par value and without regard to any premium paid for such Shares;

[3]	The right to take part in the distribution of the surplus assets of the Company in the case of the winding-up of the Company, pro-rata to his relative share in the Company’s issued Share Capital.

[c]	The foregoing shall not derogate from the Company’s right to create shares of various classes, as set forth in these Articles below and under any law.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

6.	Modification of Registered Capital and Change of Rights

[a]	The General Meeting of the Company’s Shareholders may, by adopting a Simple Majority Resolution and subject to Section 46B of the Securities Law, 5728- 1968 and any law:

[1]	Increase its Share Capital in the amount so resolved by the creation of new Shares, under such conditions and with such rights as shall be resolved. Such resolution may be passed regardless of whether all the existing Shares have been issued or resolved to be issued, or whether such Shares were not yet issued or resolved to issue such Shares.

Unless otherwise determined by the resolution of the Meeting on the Share Capital increase, the new Share Capital shall be deemed to be part of the original Share Capital of the Company and shall be subject to the same Articles with reference to payment of calls on shares, right of charge, transfer, title, forfeiture or otherwise, as apply to the original Share Capital;

[2]	Consolidate and divide all or any part of its Share Capital into Shares of larger nominal value than its existing Shares, and if its Shares have no nominal value - into a Share Capital comprised of a smaller number of Shares, provided that the shareholding rates of the Shareholders in the issued Share Capital are not changed;

[3]	Subdivide its Shares, or any of them, into Shares of smaller nominal value than its existing Shares, and if its Shares have no nominal value - into a Share Capital comprised of a smaller number of Shares, provided that the shareholding rates of the Shareholders in the issued Share Capital are not changed;

[4]	Change, abrogate, convert, broaden, add or vary in any other manner the rights, preferences, privileges, limitations and provisions attached or not attached at that time to such Company Shares;

[5]	Cancel any registered Share Capital which has not been issued, provided that there is no undertaking of the Company, including a contingent undertaking, to allocate Shares out of such registered Share Capital;

[6]	Reduce its Share Capital in the same manner and on the same terms and upon receiving of such approvals as required under the Law;

[b]	The rights conferred upon the holders of the Shares shall not be deemed to be varied by the creation or issue of further shares ranking pari passu therewith, unless otherwise provided by the terms of issue of those shares.

[c]	The change, conversion, abrogation, broadening, addition or any other variation of the rights, preferences, privileges, limitations and provisions attached to a specific Shares class issued to the Company’s Shareholders, are subject to the consent of the holders of issued Shares of such class, that shall be given in writing from the holders of all the issued Shares of such class, or by Simple Majority Resolution adopted at the Special Meeting of the Shareholders of such particular class.

[d]	The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any meeting of the holders of a particular class of Shares of the Company.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[e]	For the purpose of executing any such resolution, the Board of Directors may, in its discretion, settle any difficulties which arise in this context. Without derogating from the powers of the Board of Directors as stated above, if as a result of consolidation of capital, Shareholders would be left with fractional Shares, the Board of Directors may:

[1]	Sell the total amount of fractional Shares and for this purpose appoint a trustee, in whose name share certificates comprising the fractions would be issued, who shall sell same and the sale proceeds, less commissions and expenses, shall be distributed to those entitled thereto;

[2]	Allocate to each Shareholder left with such fraction following the consolidation, such fully paid up Shares from the class existing prior to the consolidation, in such number sufficient for one whole Share when consolidated with the original fraction and such allocation shall be deemed in effect immediately prior to the consolidation;

[3]	Determine that the Shareholders shall not be entitled to receive a consolidated Share for a fraction of a consolidated Share, resulting from consolidation of half or less than half of the number of Shares the consolidation of which had created one consolidated Share, and may receive a consolidated Share for a fraction of a consolidated Share resulting from consolidation of more than half of the Shares creating one whole consolidated Share;

[4]	In the event that such action as set forth in subsections (2) and (3) above would require the issuance of additional Shares, then payment for such Shares shall be made in the same manner applicable in case of payment for bonus shares. Such consolidation and division shall not be deemed to modify the rights of the Shares underlying such consolidation and division.

[f]	In any case of consolidation of Shares into Shares of a greater nominal value, the Board of Directors may determine arrangements to settle any difficulties that may arise with regard to such consolidation, and in particular, determine which Shares would be consolidated into such or other Share, and in case of consolidation of Shares not owned by one owner, may determine arrangements for sale of the consolidated Share, the manner of such sale and distribution of the (net) sale proceeds and appoint a person to execute such transfer and any act made by such person shall be valid and no claims against it may be heard.

[g]	The securities of the Company shall be under the control of the Board of Directors, and the Board of Directors may allocate or grant them at its discretion, subject to the provisions of any law and the provisions of these Articles. The Board of Directors of the Company may:

[1]	Issue or allocate Shares and other securities, which are convertible or exercisable into Shares, up to the amount of the Company’s registered Share Capital, including by allocation (or otherwise deal with them), against cash or for such other consideration which is not cash, with such exclusions and conditions, either at premium, at their nominal value or at a discount, on such dates as the Board of Directors deems fit;

[2]	Resolve to issue a series of debentures within its borrowing powers in the name of the Company and within such limits;

[h]	Unless otherwise resolved by the Company by Simple Majority Resolution, then in any event of offering of Shares to the holders of Company Shares, no obligation exists to make the same offer to all the Company’s Shareholders. The Board of Directors may offer the securities of the Company to whomever it shall deem appropriate, regardless of whether such offerees are holders of securities of the Company or not, all subject to the provisions of any law, the provisions of these Articles and the contracts applicable to the Company on the allocation date.

[i]	Upon the allocation of Shares, the Board of Directors may provide for differences among the holders of such Shares as to the consideration, amounts of calls on Shares and/or the times of payment thereof.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

7.	The Shareholdings

[a]	The Company shall be entitled to treat the registered holder of a Share as the absolute owner thereof, and accordingly shall not be obligated to recognize any equitable or other claim to, or interest in, such Share on the part of any other person, except as ordered by a court of competent jurisdiction or as provided in the law. The foregoing shall not apply to a Nominee Company as defined in the Law.

[b]	If the Company receives a request to record a person as a Shareholder in the Shareholders’ Register from someone in whose name such Shares are registered with a member of the stock exchange, and these Shares are registered in the Shareholders’ Register in the name of a Nominee Company, then the Company shall record such Shareholder in the Shareholders’ Register if the following conditions are met:

	[1]	The applicant has delivered to the Company an undertaking from such member of the stock exchange with whom such Shares are recorded to notify the Company of the new shareholdings of the applicant immediately upon execution of an act which modifies its shareholdings in the Share.

	[2]	The applicant has undertaken in writing towards the Company to notify the Company of the execution of such acts.

[c]	If two or more persons are registered as joint holders of any Share, any one of them may give effectual receipts for any dividend, Shares, bonus shares, share certificates, debentures, option warrants or any monies or other rights in respect of such Share, even if such dividend, Shares, bonus shares, share certificates, debentures, option warrants or any monies or other rights were delivered to another joint holder.

[d]	The Company may at any time pay commission to any person for his unconditional or conditional subscribing or consent to subscribe any share, debenture or series of debentures of the Company, or for his consent to underwrite, whether unconditionally or conditionally, any share or debenture, or debenture stock of the Company, all subject to the provisions of the law.

[e]

	[1]	The guardians and administrators of the estate of an individual Shareholder who has died, or, when there are no administrators of an estate or guardians, the persons having the right as heirs of the deceased individual Shareholder will be the only ones recognized by the Company as having a right to the Share that was registered in the name of the deceased.

	[2]	If a share is registered in the names of two holders or more, the Company shall only recognize the surviving partner or the surviving partners as the persons having the right to the Share or to a benefit in the Share, subject to the provisions of any law.

	[3]	A joint holder of a Share may transfer his joint ownership, subject to the provisions of these Articles.

	[4]	The Company may recognize the receiver or liquidator of any corporate Shareholder in winding-up or dissolution, or the trustee in bankruptcy or the guardian of a legally incompetent person, as being entitled to the Shares registered in the name of such Shareholder.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[f]	Any person becoming entitled to Shares due to the death of a Shareholder, may, upon providing evidence of a probate of a will or appointment of a guardian or succession order, attesting the right of such person to the shares of the deceased Shareholder, be registered as a Shareholder by virtue of such Shares, or may, subject to the approval of the Board of Directors under the provisions of these Articles, transfer these Shares.

8.	Share Certificates

[a]	Share certificates shall be issued under the stamp of the Company and signed by two Directors, or signed by the General Manager of the Company and one Director or another person as determined by the Board of Directors.

[b]	Each member shall be entitled to receive, within six months following the allocation date or following the date of registration of a transfer, one share certificate for all the Shares registered in his/ its name, for which full consideration has been paid, or, if so approved by the Board of Directors, a number of share certificates for the Shares registered in his/its name.

[c]	Each Share certificate shall specify the numbers of the Shares for which it has been issued and any other particulars which the Board of Directors deems important or which may be required under any law.

[d]	A Share certificate registered in the names of two or more persons shall be delivered to the person first named in the Shareholders’ Register from amongst such joint holders and the Company shall not be bound to issue more than one certificate to all the joint holders of the Shares - delivery of such certificate to one holder shall be sufficient delivery to all the holders of the Share.

[e]	If a Share certificate is defaced, lost or destroyed, the Board of Directors may issue another certificate to replace such certificate, provided that such certificate is delivered to and destroyed by the Board of Directors, or it is proved to its satisfaction that such certificate was lost or destroyed, and the Board of Directors receives satisfactory securities for any possible damage, all against payment, if such payment is imposed.

[f]	The Company shall not issue share warrants to bearer or bearer shares.

[g]	Any share warrant to bearer issued in the past and duly held by a Shareholder, may be surrendered to the Company for cancellation and converting it into a registered share; upon such cancellation the name of the Shareholder must be registered in the Shareholders’ Register of registered shares, and specify the number of shares registered in the name of such Shareholder.

9.	Transfer of Shares and their Transmission

[a]	No transfer of Company Shares shall be registered in the Company’s Shareholders’ Register, unless one of the alternatives provided in Section 299 of the Companies Law is fulfilled, as set forth in Article 36(d) below.

[b]	The share transfer deed shall be signed by the transferor and the transferee and the transferor shall be deemed as having remained the Shareholder until the name of the transferee has been registered in the Shareholders’ Register in respect to the transferred share.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[c]	The deed of transfer of a Share shall be drafted in the following form or in form as similar as possible to it, or in a form to be approved by the Board of Directors:

I, __________ of ____________ (hereinafter: “the Transferor”) for consideration in the amount of NIS ________, hereby transfer to ___________ (hereinafter : “the Transferee”) ______ shares of NIS _____ each, numbered ___ to ____ (inclusive) of the Company, to be held by the Transferee, his estate, his guardians and proxies, in accordance with all of the terms whereby I held such shares immediately prior to the signing of this deed, and I, the Transferee, hereby agree to receive the aforesaid shares, in accordance with the aforesaid terms.

In witness whereof, we have hereto set our hands

On the ____     Day of ________     , _________

_____________________________                       ______________________________

The Transferor                                                         The Transferee

_____________________________                       ______________________________

Witness to signature of the Transferor                   Witness to signature of the Transferee

[d]	Along with the share transfer deed any document required by the Board of Directors in connection with the transfer (including the transferred Share certificate) must be submitted to the Company. If a Share transfer is approved - all such documents shall be left with the Company.

[e]	Unless approved by the Board of Directors, no transfer of Shares which are not fully paid shall have any effect. The Board of Directors may, at its absolute discretion and without assigning any reason therefor, decline to register the transfer of any Shares which are not fully paid.

[f]	Each share transfer deed shall be delivered to the Office for registration. The deeds of transfer registered shall remain in the Company’s possession, but all the deeds of transfer that the Board of Directors has refused to register for reasons permitted under these Articles or the Law, shall be returned on demand, to whomever delivered them, together with the share certificate (if delivered).

10.	The Rights of a Shareholder

In addition to the rights of a Shareholder as set forth in Article 5(b) above, each Shareholder in the Company shall be entitled to the following rights:

[a]	Each Shareholder shall have a right to inspect the documents of the Company detailed below:

[1]	Minutes of the General Meetings;

[2]	Shareholders’ Register and Register of Substantial Shareholders of the Company;

[3]	These Articles including any modifications thereto, as shall be made from time to time;

[4]	Any document required to be filed by the Company with the Companies Registrar or the Securities Authority, under the provisions of the Companies Law and under any law and publicly available at the Companies Registrar or the Securities Authority, as the case may be;

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[b]	A Shareholder may demand the Company, specifying the purposes of such demand, to inspect any documents in the possession of the Company concerning any action or transaction requiring the approval of the General Meeting pursuant to the provisions of Section 255 and Sections 268 to 275 of the Companies Law.

[c]	The Company may refuse the Shareholder’s demand if the Company believes that such demand was not made in good faith or that the requested documents include a commercial secret or patent, or that the disclosure of documents is otherwise likely to have an adverse effect on the Company.

11.	Organs of the Company

[a]	The organs of the Company are:

	[1]	The General Meeting;

	[2]	The Board of Directors;

	[3]	The General Manager;

The acts and intents of an organ shall be deemed to be the acts and intents of the Company.

[b]	The Company’s organs shall have the following powers:

	[1]	The General Meeting shall have the powers set forth in Article 12 below.

	[2]	The Board of Directors shall have the powers set forth in Article 22 below.

	[3]	The General Manager shall have the powers set forth in Article 29 below.

[c]	Unless specifically stated otherwise in these Articles or in the Law, the Board of Directors may delegate any of Company’s powers which were not conferred by the Law or pursuant to these Articles to any other organ of the Company.

[d]	The General Meeting may assume upon itself powers conferred on the Board of Directors and/or any other organ of the Company in any matter essential for the orderly administration of the Company and/or for any act which deems, in the opinion of the General Meeting, to be in the best interests of the Company and/or any other matter for a period not exceeding one year and for any matter provided in Section 52 of the Companies Law.

[e]	The Board of Directors of the Company may assume upon itself powers conferred on the Company’s General Manger in any matter essential for the orderly administration of the Company and/or for any act which deems, in the opinion of the General Meeting, to be in the best interests of the Company and/or any other matter for a period not exceeding one year and for any matter provided in Sections 51 and 52 of the Companies Law.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

GENERAL MEETINGS

12.	The General Meeting and its Powers

[a]	The Company’s resolutions in the following matters shall be adopted at the General Meeting:

	[1]	Amendments to the Company’s Articles of Association as set forth in Article 4 above.

	[2]	Exercising of powers of the Board of Directors in case the Board of Directors is unable to discharge its duties, in accordance with the provisions of Section 52(a) of the Companies Law;

	[3]	Appointment of the Company’s Independent Accountant-Auditor, termination of such employment and determining the terms of his service, as set forth in Article 32 below;

	[4]	Appointment of external directors in accordance with the provisions of Section 239 of the Companies Law and in accordance with Article 20(i) below;

	[5]	Approval of acts and transactions which require approval of the General Meeting pursuant to the provisions of any law;

	[6]	Increase or decrease of the registered Share Capital, as set forth in Article 6 above;

	[7]	Appointment of Directors, other than external directors, as set forth in Article 20 below.

	[8]	A merger as set forth in Section 320(a) of the Companies Law;

[b]	The provisions of the Law with respect to the convening dates of General Meetings, the manner of their convening, the matters discussed therein, quorum, manner of giving notices, manner of voting, keeping of minutes, etc. shall apply in the matter of General Meetings, Special Meeting and class meetings, save as expressly provided otherwise in these Articles and subject to the provisions of any law.

13.	Convening an Annual Meeting

[a]	The Company shall hold an Annual Meeting each year and no later than the end of fifteen months after the last Annual Meeting.

[b]	The agenda of the Annual Meeting shall include the following issues:

	[1]	Discussion of the Company’s financial statements and the Board of Directors’ report;

	[2]	Appointment of Directors and determining their remuneration;

	[3]	Appointment of an Independent Accountant-Auditor;

	[4]	Any subject which the Board of Directors determines to include in the agenda of the Annual Meeting;

	[5]	Any matter which one or more Shareholders, who have at least one percent of the voting rights at the General Meeting, requests the Board of Directors to include on the agenda of the General Meeting, provided the matter is suitable for deliberation at the General Meeting.

14.	Convening a Special Meeting

[a]	The Board of Directors shall convene a Special Meeting according to its own decision and at the request of each of the following:

	[1]	Two Directors or one quarter of all the serving Directors then in office;

	[2]	One Shareholder, or more than one, holding at least five percent of the issued Share Capital and one percent of the voting rights in the Company, or one Shareholder, or more than one, holding at least five percent of the voting rights in the Company.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[b]	The agenda of the Special Meeting shall be determined by the Board of Directors and shall also include subjects for which the convening of a Special Meeting is required under Article 14(a) above, as well as any subjects required by a Shareholder under Article 13(b)(5) above.

[c]	The Board of Directors, if demanded to convene a Special Meeting, as set forth in Article 14(a) above, shall convene such Meeting no later than twenty one days after the date on which such demand is delivered to it, as set forth in the next Article below, for the date specified in the invitation delivered to the Shareholder under Article 15 below, provided the convening date shall not be later than 35 days after publication of the notice.

15.	Notices Concerning the Convening of a General Meeting

[a]	The Company may determine an effective date in the matter of entitlements to receive invitations to General Meetings, participate and vote thereat, provided such date is not longer than 21 days and not less than 4 days prior to the date scheduled for the convening of the General Meeting, or any other effective date to be determined by law, including the Companies Law and the regulations promulgated thereunder.

[b]	Subject to the provisions of Section 69 of the Companies Law and the regulations promulgated thereunder, notice on a General Meeting of the Shareholders shall be given to all the Shareholders entitled thereto by publishing the notice in two daily Hebrew newspapers published in Israel having a wide circulation or on the Company’s website. Apart from the notice on the convening of a General Meeting as set forth above, the Company shall not notify its Shareholders on the convening of a General Meeting (including the registered shareholders, unregistered shareholders and shareholders holding share warrants to bearer (if any)).

[c]	Any notice given in the manner set forth above shall specify the details and subjects provided in Section 69 of the Companies Law and the regulations promulgated thereunder. If the notice specifies a date for an adjourned meeting, that is different from that stated in Section 78(b) of the Companies Law, namely earlier to or later than seven (7) days from the date of the original meeting, the notice shall specify the date of such adjourned meeting.

[d]	A bona fide defect in convening or conducting the General Meeting, including a defect deriving from the non-fulfillment of any provision or condition promulgated under the Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution adopted at the General Meeting and shall not affect the deliberations which took place thereat, subject to the provisions of any law.

16.	Deliberations at General Meetings

[a]	The General Meeting may discuss any matter as provided in the Law and these Articles and any matter included in its agenda, as specified in the notice regarding the convening of the General Meeting.

[b]	The quorum for the holding of a General Meeting shall be formed upon the presence of at least three Shareholders holding together at least thirty percent of the voting rights, within half an hour from the time set for its beginning.

[c]	No discussion is to be opened in a General Meeting, unless a quorum is present within half an hour from the time set for its beginning. If within half an hour from the time set for the beginning of the General Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to the same day, hour and place, or any later date, if such date was indicated in the invitation for the Meeting or the notice of the Meeting (hereinafter: “the Adjourned Meeting”).

[d]	If the quorum set forth in Article 16(b) above is not present at the Adjourned Meeting within half an hour from the time set for the Meeting, the Adjourned Meeting shall be held with any number of participants.

[e]	Notwithstanding the aforesaid in Article 16(d) above, if the General Meeting was convened on demand of Shareholders, as provided in Article 14(a)(2) above, or in accordance with Section 64 of the Law, the Adjourned Meeting shall be held only in attendance of at least such number of Shareholders required for the purpose of convening such Meeting as provided in the Article 14(a)(2) above.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[f]	A General Meeting at which a quorum is present may resolve to adjourn the Meeting, the discussion or the adopting of a resolution in a matter included on the agenda, for another date and place as it shall determine; The Adjourned Meeting may not discuss matters other than those that had been on the agenda of the original Meeting and with respect to which no resolution was adopted.

[g]	If a General Meeting is adjourned as set forth in Article 16(f) above, to a date exceeding twenty one days, notices on the Adjourned Meeting shall be given in the manner provided in Article 15 above.

[h]	If the General Meeting is adjourned without changing its agenda, to a date not later than twenty one days, notices and invitations as to the new date shall be provided, as early as possible, and not later than seventy two hours prior to the General Meeting; Such notices and invitations shall be given in accordance with Sections 67 and 69(a) of the Companies Law, mutatis mutandis.

17.	Chairman of the General Meeting

[a]	The Chairman of the Board of Directors shall serve as Chairman of the General Meeting or someone permanently appointed in writing by the Chairman of the Board of Directors for a specific Meeting or permanently.

[b]	If no Chairman is appointed for the Board of Directors or if the Chairman of the Board of Directors is not present and has not appointed a Chairman for the Meeting, the Chairman of the Meeting shall be whomever is appointed by the Meeting from amongst the members of the Board of Directors present, and if no Director is present - whomever the Meeting appoints from amongst the participants of the Meeting.

[c]

In the event that none of the Shareholders is present as stated above, the instrument appointing a proxy shall serve for empowering the Company’s representative as Chairman of the General Meeting, as stated above.

18.	Voting at the General Meeting

[a]

Subject to and without derogating from any rights or restrictions applicable at any time to a specific class of Shares forming part of the Company’s Share Capital, each member is entitled to one vote for every Share conferring on the holder thereof the right to vote or for which he serves as proxy for the Shareholder. A Shareholder shall be deemed entitled to attend and vote at the General Meeting, whether in person, or by proxy, or by means of a vote by written proxy, if such Shareholder delivers to the Company an ownership certificate as provided in the Regulations enacted for this purpose, for the effective date as specified in the notice on the convening of the Meeting, in accordance with Article 15(a) above. The provisions of the law, including the Companies Law and the regulations promulgated thereunder shall apply with respect to a voting by means of a written proxy.

[b]	A corporation being a Shareholder of the Company may authorize, by resolution of its managers or another managing entity thereof, any person, as it shall deem appropriate, to be its representative at any General Meeting of the Company. The authorized person as aforesaid shall be entitled to exercise on behalf of the corporation he represents the same voting rights that the corporation itself might have exercised in accordance with the authorization given to it.

[c]	If a Shareholder is a minor, ward, bankrupt or incapacitated, or, in case of a corporation, subject to receivership proceedings or liquidation, he/it may vote via his trustees, receiver, natural or other legal guardian, as the case may be, and such persons are entitled to vote in person or by proxy.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[d]	If two or more members are joint owners of a Share and are present and participate in the vote, then in the vote on any question, only the vote of the senior partner shall be accepted, amongst those present and voting, without regard to the other registered joint owners of the Share. For this purpose, the senior partner shall be deemed to be the person named first in the Shareholders’ Register, from amongst those present and voting.

[e]	A Shareholder may appoint a proxy to vote in his place, who need not be a Shareholder in the Company. The appointment of a representative or proxy to attend and vote at the Meeting in the name of the Shareholder shall be in writing, under the hand of the Shareholder or of his attorney duly authorized in writing, or, if the appointer is a corporation, the document must bear binding signatures in accordance with the articles of association of such corporation. If the appointer is a corporation, a certification of an attorney shall be attached to the power of attorney according to which the power of attorney has been signed in accordance with the articles of association of such corporation.

[f]	A vote in accordance with the terms of the power of attorney shall be valid, even if the appointer already died or was declared bankrupt or legally incapacitated or canceled the instrument of appointment or transferred the share by virtue of which it was given, or, if a corporation, a liquidator or receiver was appointed for it, unless prior thereto a notification in writing of the change as above was received at the Office at least one day prior to the Meeting, or at the location of the Meeting prior to the time set for the beginning of the Meeting.

[g]	The instrument appointing a proxy and the power of attorney or other certificate (if any) or a copy thereof certified by a notary or attorney, shall be deposited at the place designated by the Board of Directors for depositing the ownership approval not less than forty eight hours before the time set for the General Meeting.

[h]	A Shareholder who holds more than one Share may appoint more than one proxy, subject to the following provisions:

[1]	The instrument of appointment shall state the class of Shares in respect of which it is being given and their number;

[2]	Where the overall number of Shares of any particular class stated in the instruments of appointment given by a Shareholder exceeds the number of shares of that class held by such Shareholder, all the instruments of appointment given by that Shareholder for any surplus Shares shall be void, without prejudicing the validity of the vote for the Shares held by such Shareholder;

[3]	Where a proxy is appointed by the Shareholder and the instrument of appointment does not specify the number and class of the Shares which respect to which it has been given, the instrument of appointment shall be deemed to be given with respect to all the Shares on the date of depositing the instrument of appointment with the Company or delivery to the Chairman of the Meeting, as the case may be. Where an instrument of appointment was given in respect of a number of Shares which is lower than the number of Shares held by the Shareholder’s, the Shareholder shall be regarded as having abstained from being present at the voting in respect of the balance of his Shares and the instrument of appointment shall only be valid for the number of shares stated therein.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[i]	Every instrument appointing a proxy (whether for a meeting which shall be specially indicated or otherwise), shall be in the following form or a substantially similar form to the extent allowed by the circumstances:

I, ________ of __________ a Shareholder in the Company and entitled to ____ votes, hereby appoint _______ of _________, or in his/her/its absence, ________ of _________, to vote for me and on my behalf in the (Annual/ Special/ Adjourned, as the case may be) General Meeting of the Company which will be held on the ____ day of the month of ________ year ________, and in any adjourned meeting of this meeting.

In witness whereof, I have set my hand hereunto on this _________ day of the month of __________ year _____.

19.	Resolutions at the General Meeting

[a]	Every resolution put to the vote at a General Meeting shall be decided by count of votes.

[b]	Resolutions at General Meetings, including a resolution in the matter of a merger, shall be adopted by Simple Majority.

[c]	A declaration by the Chairman of the General Meeting that a resolution at the General Meeting has been carried, either unanimously, or carried by a particular majority, or rejected, shall constitute prima facie evidence of the matters recorded therein.

THE BOARD OF DIRECTORS

20.	Directors and their Appointment

[a]	The number of Directors of the Company shall be determined from time to time by the General Meeting, provided the number of members of the Board of Directors (excluding the external directors) shall not be less than three or more than twelve.

[b]	The Directors of the Company shall be appointed by Ordinary Resolution at the Annual Meeting and they shall hold office until the close of the following Annual Meeting, but as long as no others were elected in their place, they shall continue to hold office, unless their office is vacated pursuant to any law or as stipulated in these Articles.

[c]	The Company shall appoint as Directors only such persons who are qualified to be appointed as Directors under any law, including the Companies Law and the regulations promulgated thereunder.

[d]	Subject to the provisions of any law, no Director shall be disqualified due to his office as a Director, from occupying any other office or profitable position in the Company or in any other company, in which the Company shall be a Shareholder or shall have another interest therein, or from executing a contract with the Company as seller, buyer or otherwise, nor shall any such contract or any contract or agreement made by or on behalf of the Company, in which any Director shall have any interest be appealed, nor shall such Director be required to report to the Company on any profit derived from any such office or profitable position, or realized from any such contract or agreement, for the sole reason of such Director occupying such office or due to fiduciary relations created as a result thereof and provided the Director complies with the provisions of the law referring to the personal interest of the Director.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[e]	A corporation shall be qualified to serve as a Director. A corporation serving as a Director in the Company may appoint an individual who is qualified to be appointed as a Director in the Company, to serve on its behalf, and may replace such Director, all subject to the duties owed by the corporation to the Company. The name of the individual serving on behalf of the corporation shall be entered in the Directors’ register of the Company, as someone serving in the name of such corporation. The duties applicable to the Director shall apply, jointly and severally, to the individual serving in the name of such corporation and to the corporation.

[f]	A Director who has ceased to serve in such office will be eligible for re-appointment.

[g]	If the office of the Director is vacated for any reason whatsoever, the serving Directors may add a Director in his place and such Director shall serve until the end of the term for which his predecessor was supposed to serve, but for the vacating of that office. For as long as the number of Directors does not exceed their maximum number, the Directors may add additional Directors up to the permitted maximum number and such addition shall remain in effect until the next General Meeting in which Directors are appointed.

[h]	The Company may approve the appointment of a Director in such manner that the commencement of service of the Director is later than the date of his appointment.

[i]	The provisions of the law shall apply with respect to the appointment of external directors and to the manner in which they are appointed, including the provisions of the Companies Law and the regulations promulgated thereunder.

[j]	A Director may appoint an alternate director, all subject to the provisions of Section 237 of the Law. The provisions of the Law and these Articles applicable to a Director in the Company shall apply to the alternate director and his office shall terminate upon the occurrence of the events stipulated in the law or these Articles for which the office of the appointing Director be terminated.

[k]	The office of a member of the Board of Directors, other than an external director, shall be vacated, ipso facto, upon the occurrence of any of the events stipulated in Section 228(a) of the Law, as well as upon occurrence of any of the following events:

[1]	Upon his death.

[2]	If he became legally incompetent.

[3]	Without derogating from the foregoing, the General Meeting may, by Ordinary Resolution, dismiss a Director, even if such Director was not appointed by the General Meeting, if the General Meeting resolves that such Director acted contrary to the Company’s best interests or in breach of fiduciary duty towards the Company, and in such case the provisions of Section 230(a) of the Law, concerning the opportunity provided to the Director to present his position to the General Meeting, shall apply.

21.	Remuneration of Directors

[a]	The Directors shall not receive any remuneration from the Company’s funds, unless otherwise resolved by the Company. A Director shall be entitled to reimbursement for his reasonable expenses for travel and other expenses in connection with his participation in the Board of Directors’ Meetings and for discharge of his duties as member of the Board of Directors.

[b]	The Company may pay fees to a Director who rendered special services or invested special efforts for any of the Company’s objects, in an amount to be determined by the Company and such fees shall be in addition to, or in lieu of, the fixed remuneration, if any.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[c]	The external directors shall be entitled to remuneration and reimbursement for their expenses as provided in the law. Without derogating from the above, the granting of an exemption, undertaking for indemnification or insurance shall not be deemed as consideration under the provisions of the Law and these Articles as set forth in Article 31 below.

22.	Powers of the Board of Directors

[a]	Without derogating from the powers of the Board of Directors, conferred thereto in accordance with these Articles, the Board of Directors shall direct the Company’s policy and shall supervise performance of the General Manager’s functions and acts, including:

	[1]	Determine the Company’s action plans, principles for financing them and the priorities between them;

	[2]	Examine the Company’s financial condition and determine the credit facilities which the Company may receive;

	[3]	Determine the organizational structure and the remuneration policy;

	[4]	May resolve on the issuance of series of debentures;

	[5]	Be responsible for drawing up the financial statements and for their ratification;

	[6]	Appoint and remove the General Manager;

	[7]	Decide on acts and transactions which require its approval pursuant to the provisions of Sections 255 and 268 to 275 of the Companies Law;

	[8]	May allocate Shares and securities convertible to Shares up to the maximum value of the registered capital of the Company, as set forth in Article 6(g) above;

	[9]	May resolve on a distribution of a dividend and purchase of Company Shares by the Company as set forth in Article 33 below;

	[10]	Shall present its opinion on a special tender offer as provided in Section 329 of the Companies Law;

[b]	The powers of the Board of Directors under Articles 22(a)(1) to 22(a)(10) above may not be delegated to the General Manager, except as provided in Section 288(b)(2) of the Companies Law.

[c]	Without derogating from the powers conferred upon the Board of Directors under any law or theses Articles, the following additional powers are conferred upon the Board of Directors:

	[1]	To appoint a person, individuals, or a corporation for the purpose of receiving and holding, in trust for the Company, any assets belonging to the Company or in which the Company is interested, or for any other purpose, and to do all such acts and things necessary for any such trust and see to the payments of the fees of such trustee or trustees;

	[2]	To open, conduct, defend, compromise or relinquish any legal proceedings on behalf of or against the Company or against any of its officers, or otherwise related to the Company’s affairs and to settle and extend the time for payment or discharge of any debts owing by or to the Company, or any claims or demands by or against the Company;

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[3]	To refer to arbitration any claim or demand of the Company or against it;

[4]	To appoint and, at its discretion, remove or suspend any General Manager, Officeholder, employee or appointee, whether employed on a permanent or provisional basis or for special services, as the Board of Directors may deem fit from time to time, and to define their responsibilities and duties and determine their fees and salaries and demand securities, for such cases and in such amounts as the Board of Directors may deem fit.

[5]	The Board of Directors may authorize the General Manager, either permanently or on a one-time basis, to appoint Officeholders and other employees, define their responsibilities and duties and determine their salaries and the terms of their employment.

[6]	At any time and from time to time, empower by means of a power of attorney any person to serve as the Company’s attorney, for such objects and with such powers, authority and discretions (which shall not exceed such powers and discretions conferred upon or exercisable by the Board of Directors under these Articles) for such period and subject to such terms, as the Board of Directors may deem fit from time to time and any such appointment may be given, if the Board of Directors deems it fit, to any local board of directors to be established or any members thereof, or to any company or its members, its board of directors, appointees or the managers of any company or firm or anyone designated by any such appointed company or firm or otherwise to any appointed association, whether appointed directly or indirectly, by the Board of Directors.

[7]	The Board of Directors may appoint on behalf of the Company, an attorney or attorneys in Israel or outside of Israel, to represent the Company before any court, arbitrator, legal and quasi-legal tribunals, governmental, municipal or other bodies or ministries in Israel or outside of Israel, and to empower each such attorneys such powers as the Board of Directors may deem appropriate, including the authority to delegate any or all of such authorities to another or to others.

The Board of Directors may delegate such powers to the General Manager, either permanently or on a one-time basis.

[8]	The Board of Directors may, at any time, at its discretion, borrow or secure the payment of any sum or sums of money, in such manner, at such times and upon such terms and conditions as it deems fit, and in particular by the issuance of debentures, or series of debentures, either secured or not, or subject to any mortgages, charges or other securities on the whole or any part of the property or business of the Company, both present and future, including its uncalled or called but unpaid Share Capital for the time being.

23.	Chairman of the Board of Directors

[a]	The Board of Directors shall elect one of its members to be the Chairman of the Board of Directors.

[b]	The Chairman of the Board of Directors shall be elected by the members of the Board of Directors at the first Meeting after the Annual Meeting, or the Board of Directors’ Meeting that appointed him to serve as Director and shall serve as Chairman of the Board of Directors, unless otherwise resolved by the Board of Directors or until the termination of his office as Director.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

24.	Convening Meetings of the Board of Directors

[a]	The Board of Directors shall convene for Meetings as per Company needs, and at least once every three months.

[b]	The Chairman of the Board of Directors may convene the Board of Directors at any time and at the request of each of the following:

[1] Two Directors, and if the Board of Directors comprises up to five Directors - one Director;

[2] One Director - if the provisions of Section 257 of the Companies Law are met;

[c]	Without derogating from the above, the Chairman of the Board of Directors shall convene the Board of Directors if a notice or a report of the General Manager under Section 122(d) of the Companies Law, or the report of the Independent Accountant-Auditor under Section 169 of the Companies Law, require an act of the Board of Directors.

[d]	If the Board of Directors’ Meeting is not convened within 14 days after the date of the request as set forth in Article 24(b) above, or from the date of the report of the General Manager or of the Independent Accountant-Auditor under Article 24(c) above, then any of the persons set forth in the above stated Articles may convene the Board of Directors’ Meeting for such purpose.

[e]	Notice of a Board of Directors’ Meeting shall be delivered to all members of the Board of Directors a reasonable time prior to the date of the Meeting.

[f]	The notice shall be delivered to the address of the Director as supplied by him in advance to the Company and state the date and place of the Meeting as well as a reasonable itemization of all matters on the agenda.

[g]	Notwithstanding that stated in Article 24(b) above, the Board of Directors may, with the consent of all of the directors, convene a Meeting without notice.

25.	Board of Directors’ Meetings and their Proceedings

[a]	The Chairman of the Board of Directors shall determine the agenda of the Board of Directors’ Meetings, that will include matters determined by the Chairman, matters determined as stated in Articles 24(b) and 24(c) above and any matters which a Director or the General Manager had asked, a reasonable time prior to the convening of the Meeting, the Chairman of the Board of Directors to include in the agenda.

[b]	The Chairman of the Board of Directors shall conduct the Meetings of Board of Directors. If the Chairman of the Board of Directors is absent from a Meeting, the Board of Directors shall elect one of its members to chair the Meeting and sign the minutes of the Meeting.

[c]	The Board of Directors may hold meetings by the use of any means of communication, provided, that all the Directors participating in the meeting can hear each other simultaneously.

[d]	The Board of Directors may pass resolutions without actually convening, provided all the Directors entitled to participate in the discussion and vote on the matter put to vote, have agreed not to convene for discussion of such matter.

[e]	If resolutions are adopted as stated in Article 25(d) above, the minutes of these resolutions shall be drafted, including of the resolution not to convene and shall be signed by the Chairman of the Board of Directors.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[f]	The Chairman of the Board of Directors shall be responsible for the execution of such directives.

[g]	The quorum for the opening of a Meeting of the Board of Directors shall be the majority of members of the Board of Directors.

[h]	Any Board of Directors’ Meeting, at which a quorum is present, may exercise all the powers, powers of attorney and discretions vested at such time in the Board of Directors, or which are generally exercised by it.

26.	Voting at the Board of Directors

[a]	Each Director shall have one vote in voting held at the Board of Directors.

[b]	Resolutions at Meetings of the Board of Directors shall be adopted by Simple Majority; the Chairman of the Board of Directors shall have no additional vote.

[c]	A Director, in such capacity, shall not be party to any voting agreement and such agreement shall be deemed a breach of the Director’s fiduciary duties.

[d]	Minutes of a meeting approved and signed by the Director who served as head of the meeting, shall serve as prima facie proof of their content.

27.	Committees of the Board of Directors

[a]	The Board of Directors may form Board Committees. At Board Committees to which the Board of Directors has delegated his powers, no members shall serve other than members of the Board of Directors. Any Board Committee formed for the sole purpose of advising or recommending to the Board of Directors, may include members who are not also members of the Board of Directors (hereinafter: “Board Committee”).

[b]	A Resolution that was adopted, or an act performed at a Board Committee, by virtue of a delegation of powers by the Board of Directors, shall be deemed a resolution adopted or an act performed by the Board of Directors.

[c]	A Board Committee shall report to the Board of Directors, on an ongoing basis, on its resolutions or recommendations.

[d]	Articles 24 to 26 shall apply, mutatis mutandis, to the convening of the meetings of Board Committees and their proceedings.

[e]	The Company’s Board of Directors may not delegate to a Board Committee any of its powers in any of the following subjects:

	[1]	Determining the Company’s general policy;

	[2]	Any distribution, as such term is defined in Section 1 of the Companies Law, unless it involves a purchase of the Company’s Shares in accordance with the framework which has been formulated in advance by the Board of Directors;

	[3]	The determining of the Board of Directors’ position in a matter requiring approval of the General Meeting or the providing of an opinion as provided in Section 329 of the Companies Law;

	[4]	An issue or allocation of Shares or securities which are convertible into Shares or which may exercised for Shares, or of a series of debentures, except as set forth in Section 288(b) of the Companies Law:

	[5]	Approval of the financial statements;

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[6]	Approval of acts and transactions which require the approval of the Board of Directors pursuant to the provisions of Sections 255 and 268 to 275 of the Companies Law.

The Board of Directors may form committees for any of the subjects detailed in this Article above for the sake of recommendation only.

[f]	The Board of Directors may cancel a Board Committee appointed by it; however, nothing in the aforesaid cancellation shall serve to impair the validity of a resolution of the Board Committee on which the Company acted, in respect of any other person, who was not aware of its cancellation.

28.	Audit Committee, Compensation Committee and Financial Statements Examining Committee

[a]	The Company’s Board of Directors shall appoint from among its members an Audit Committee, a Compensation Committee and a Committee in charge of Examining the Financial Statements, all as provided in the Companies Law and the relevant regulations promulgated thereunder. These committees shall have such powers and duties as provided in the Companies Law and the regulations promulgated thereunder and the provisions of Article 27 above shall apply to them, mutatis mutandis.

[b]	Canceled.

[c]	Canceled.

[d]	Canceled.

[e]	Canceled.

29.	General Manager

[a]	The Board of Directors may from time to time appoint one or more individuals, whether or not a Director, as the General Manager or General Managers of the Company, either for a fixed period of time or without limitation of time, and may from time to time, taking into account the provisions of any contract between him/them and the Company, release him/them from such office and appoint another/others in his/their stead. The General Manager is not required to be a Director or Shareholder in the Company.

[b]	The General Manager shall be responsible for the day-to-day management of the affairs of the Company within the framework of the policies determined by the Board of Directors and subject to its directives and shall be under the supervision of the Board of Directors; the General Manager shall have full managerial and operational powers which have been vested in him by the Companies Law or in these Articles, all the managerial and operational powers which have not been vested by the Companies Law or by these Articles in another organ of the Company, as well as any powers conferred upon the General manger by the Board of Directors.

[c]

The General Manager shall submit reports to the Board of Directors on the Company’s ongoing activities on such dates and scope as to be determined by the Board of Directors. The Chairman of the Board of Directors is entitled, at his initiative or pursuant to a resolution of the Board of Directors, to require reports from the General Manager in matters pertaining to the business affairs of the Company.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[d]	The fees of the General Manager and the conditions of his position shall be determined from time to time, taking into consideration the provisions of any contract between him and the Company and subject to the provisions of the Companies Law, by the Board of Directors, and it may be paid by way of a salary or commission, as percentage of the dividends, profits or the Company’s financial turnover, or by participation in such profits, or in one or more of the aforementioned methods, and where the Law requires the approval of the General Meeting regarding a contract with an Officeholder, the contract shall be subject to such approval.

[e]	Subject to the provisions of any law, including Section 92 of the Companies Law, the Board of Directors may delegate from time to time to the General Manager for the time being such powers vested in the Board of Directors under these Articles, as it may deem appropriate and may grant such powers to be exercised for such purposes and needs and for such periods and under such conditions and restrictions, as it may deem fit, and may also delegate such powers either concurrently with the powers of the Board of Directors, or instead of all or part of such powers, and may from time to time cancel, modify or change any or all such powers.

[f]	The General Manager may, with the Board of Directors’ approval, delegate some of his powers to another person who is subordinate to him.

[g]	Canceled.

30.	Officeholders of the Company

The Board of Directors may from time to time appoint and dismiss, and subject to the provisions of any law and as provided in Article 22(c)(5) above, authorize the General Manager, either permanently or on a one-time basis, to appoint Officeholders and other employees, define their responsibilities and duties and determine their salaries and the terms of their employment.

31.	Liability, Insurance, Indemnification and Exemption

[a]	Subject to the provisions of the Companies Law, the Company may enter into an insurance contract for covering the liability of an Officeholder thereof due to a liability to be imposed on him due to an act performed by him in his capacity as an Officeholder thereof, in any of the following cases:

	[1]	Breach of the duty of care towards the Company or towards another person;

	[2]	Breach of a fiduciary duty towards the Company, provided that the Officeholder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company’s best interests;

	[3]	A financial liability imposed on him in favor of another person;

	[4]	Any other insurable action in accordance with the Companies Law;

	[5]	Expenses incurred by an Officeholder which are relating to an Administrative Enforcement Proceeding conducted with respect to him, including reasonable litigation expenses and attorney’s fees;

In this regard, “Administrative Enforcement Proceeding”- procedure in accordance with Chapter 8-C, 8-D or 9-A to the Securities Law.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

	[6]	Payments to the party injured by the violation, in accordance with Section 52(BBB)(a)1(a) to the Securities Law (“Payment to the Party Injured by the Violation”).

[b]	Subject to the provisions of the Law, the Company may indemnify any of its Officeholders due to any liability or expense, as set forth below, imposed on him or incurred by him, as a result of an act which he performed by virtue of his being an Officeholder of the Company:

	[1]	A financial liability imposed on him in favor of another person by a court judgment, including a settlement judgment or an arbitrator’s award approved by a court;

	[2]	Reasonable litigation expenses, including attorneys’ fees, incurred by the Officeholder as a result of an investigation or proceedings instituted against such Officeholder by a competent authority, which investigation or proceedings have ended without the filing of an indictment against him and without the imposition of financial liability in lieu of criminal proceedings, or have ended without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings for an offense that does not require proof of criminal intent (mens rea).

	[3]	Reasonable litigation expenses, including attorneys’ fees, expended by an Officeholder or charged to him by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge of which he was convicted of an offense which does not require proof of criminal intent (mens rea).

	[4]	Indemnification as aforesaid may be made by means of an undertaking in advance to indemnify, as set forth in subsection [1] above, provided such advance indemnification undertaking shall be limited to events which, in the opinion of the Board of Directors, are foreseeable in light of the Company’s actual operations at the time the indemnification undertaking is made, and to an amount or criteria which the Board of Directors deems reasonable under the circumstances of the matter and that the indemnification undertaking will specify the events foreseeable, in the opinion of the Board of Directors, in light of the Company’s actual activities at the time of proving the undertaking, and the amount or criteria determined by the Board of Directors as reasonable in the circumstances as well as with respect to the events set forth in subsections [2] and [3] above or by means of retroactive indemnification, all as provided in Section 260(b) of the Law.

	[5]	Expenses incurred by an Officeholder in relation to an Administrative Enforcement Proceeding conducted with regard to him, including reasonable litigation expenses and including attorneys’ fees;

	[6]	Payment to the Party Injured by the Violation;

	[7]	Liability or expense otherwise permitted for indemnification by Companies Law.

[c]	The provisions hereof are not and shall not serve to restrict the Company, in any way, with regards to its entering into an insurance contract and/or indemnification:

	[1]	In connection with persons who are not Officeholders of the Company, including employees, contractors or consultants of the Company who are not Officeholders of the Company;

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[2] In connection with the Officeholders of the Company - to the extent that such insurance and/or indemnification are not specifically prohibited under any law.

[d]	Subject to the provisions of the Law, the Company may exempt an Officeholder of the Company, in advance, of his liability, in whole or in part, due to damage which it incurs as a result of the breach of the duty of care towards the Company.

[e]	Notwithstanding that stated in subsection [d] above, the Company may not exempt a Director in advance for liability towards the Company due to breach of the duty of care in the course of a distribution.

32.	Internal Auditor and Independent Accountant-Auditor

[a]
	[1]	The Company’s Board of Directors shall appoint an Internal Auditor to the Company, on recommendation of the Audit Committee.

	[2]	The Chairman of the Board of Directors shall be in charge, in terms of the organizational structure, of the Internal Auditor.

[3]

The Internal Auditor shall submit his proposal for an annual or periodical work program for approval of the Audit Committee and the Audit Committee shall approve it with such amendments as it shall deem fit, and in the absence of an Audit Committee, for approval of the Board of Directors.

	[4]	The Internal Auditor shall submit a report on his findings to the Chairman of the Board of Directors, the General Manager and the chairman of the Audit Committee; a report in accordance with Section 150 of the Companies Law shall be delivered by the Internal Auditor to the entity that had commissioned from him the preparation of the audit.

	[5]	The office of the Internal Auditor shall not be terminated, other than in accordance with the provisions of Section 153 of the Companies Law.
[b]

[1]	The appointment of the Independent Accountant-Auditor, the termination of his services and his compensation shall be according to these Articles and subject to the Companies Law. The Independent Accountant-Auditor’s assignments, authorities, and duties shall be according to the Companies Law.

[2]	The General Meeting shall appoint an Independent Auditor for the Company. The Independent Auditor shall serve in this position until the end of the next Annual Meeting at which he was appointed, unless he was appointed for a longer period, as stated below. The General Meeting may determine, in its decision to appoint the Independent Accountant-Auditor that the term of his office shall be longer than one year, all subject to the provisions of Section 154(b) of the Companies Law.

[3]	The Company may appoint several Independent Accountant-Auditors to jointly execute the auditing activities.

[4]	The fees of the Independent Accountant-Auditor for the auditing activities shall be determined by the General Meeting that appointed him or by the Board of Directors if the General Meeting has not determined such fees or if the General Meeting empowered the Board of Directors to determine such fees. The Company’s Board of Directors shall determine the fees of the Independent Accountant-Auditor for additional services to the Company, which are not auditing activities. The Board of Directors shall report to the Annual General Meeting on the terms of engagement with the Independent Accountant-Auditor for such additional services, including payments and obligations of the Company towards the Independent Accountant-Auditor.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

33.	Distribution, Distribution of Dividends and Bonus Shares

[a]	Distribution, distribution of dividends and allocation of bonus shares shall be made in accordance with the provisions of the Law and subject to the following provisions of these Articles:

[1] A resolution on a distribution, distribution of dividends and allocation of bonus shares shall be adopted by the Company’s Board of Directors.

[2] A distribution of a dividend to the Company’s Shareholders shall be made to all the Shareholders of the Company pro rata to the nominal value of each Share, unless these Articles, including any amendments thereto, expressly provide such rules in the matter of priority in the entitlement of any particular Shares’ class to receive a dividend.

[3] The Board of Directors may deduct from any dividends or other beneficial interests, such sums of money payable by the Shareholder to the Company on account of Share for which the dividend is paid or other beneficial interests are granted, in respect of such Share, whether the time for payment thereof has arrived or not.

[b]	The Company may issue redeemable securities, all subject to the provisions of Section 312 of the Law and as shall be determined in the terms of issue of such redeemable securities. The Board of Directors is vested with the authority to provide for the issuance of redeemable securities.

[c]	Considering the provisions of Article 8(f) above, the Board of Directors may, as it shall deem advisable and appropriate, appoint trustees or nominees on behalf of the holders of bearer share certificates, who for such period, as determined by the Board of Directors, refrained from contacting the Company for the purpose of receiving dividends, Shares or other beneficial interests of any kind and also on behalf of such holders of the registered shares who did not provide the Company notice of change of their address and who refrained from contacting the Company for the purpose of receiving dividends, Shares or other beneficial interests during the aforesaid period. Such nominees and trustees shall be appointed for the purpose of exercising, collecting or receiving dividends, shares or other interests as aforesaid, to sign un-issued shares offered to the Shareholders, but such nominees or trustees may not transfer or assign the Shares for which they were appointed or vote thereat or transfer or assign rights held by them. The Company shall stipulate in the terms and conditions of the trust or nominees’ appointment, that upon the first demand of the holder of the Share for which the trustees and nominees were appointed, such trustees and nominees shall be obligated to return said Share to its holder or to whomever the Company so directs as well as all such rights held by them for the Shareholder, as the case may be. Any act and arrangement made by these nominees or trustees and any agreement between the Board of Directors and such nominees or trustees shall be binding and effective on all parties concerned.

[d]	Considering the provisions of Article 8(f) above, the Board of Directors may from time to time determine the manner in which dividends are paid or bonus shares are distributed and all the other rights and arrangements associated therewith both to the holders of registered shares or bearer shares. Without derogating from the generality of the aforesaid, the Board of Directors may pay any dividends or other monies for the Shares by sending a check by post addressed to such Shareholder at his registered address as appearing in the Company’s Shareholders’ Register.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

34.	Calls for Payment

[a]	The Board of Directors may from time to time, at its discretion or subject to the terms on which the Shares were allocated, if any, make such calls upon Shareholders in respect of any sums unpaid in respect of Shares held by such Shareholders, as it may deem appropriate, provided that notice of any call shall be given to the applicable Shareholder no less than fourteen days prior to the time of payment, and any Shareholder shall be required to pay the amount called on the dates and at the places determined by the Board of Directors.

[b]	Joint holders of a Share shall be jointly and severally liable to pay all calls for payment and installments in respect of such Share.

[c]	If a call or installment payable in respect of a Share is not paid, the Shareholder or the person to whom such Share was allocated, shall be liable to pay such linkage differentials and interest on the call or installment as the Board of Directors shall determine, from the date on which payment was due until the day on which it is actually paid, but the Board of Directors may forego the payment of such linkage differentials or interest, in whole or in part.

[d]	Any amount that, according to the conditions of issuance of a Share, must be paid at the time of issuance or at a fixed date, whether on account of the nominal value of the Share or for premium, shall be deemed for the purposes of these Articles to be a call for payment that was duly made and the payment date of which is the due date for payment, and in the event of non-payment all the provisions of these Articles concerning payment of linkage differentials and interest, forfeiture etc. and any other provisions of these Articles related thereto shall apply, as if a proper call for its payment has been made.

[e]	The Board of Directors, if it shall deem fit, may receive from a Shareholder wishing to pay, all monies payable on account of his Shares, or part thereof, in addition to such payments actually called, and may pay him interest and linkage differentials on the amounts paid in advance or on such part thereof exceeding the amount called at that time on account of the Shares with respect to which such advance payment was made, in the amount agreed upon by the Board of Directors and the Shareholder, and this in addition to the payable dividend, if any, on such paid portion of the Share with respect to which the advance payment was made.

35.	Forfeiture of Shares

[a]	If the Shareholder (hereinafter in this Article: “the Debtor”) does not pay such call or any part thereof, in accordance with the provisions of Article 34 above, the Board of Directors may, at any time thereafter, forfeit any Share with respect to which notice was given to the Debtor on such call.

[b]	Subject to the provisions of any law, the forfeiture of a Share shall cause, at the time of forfeiture, the cancellation of all rights in the Company and any claim or demand against it with respect to that Share.

[c]	A forfeiture of a Share shall include all dividends in respect of that Share not paid before the forfeiture, even if declared.

[d]	The Board of Directors may sell, re-allocate or otherwise disposed of any Share forfeited as the Board of Directors resolves, with or without any amount paid or deemed paid on account of the Share. Shares that were forfeited and have not yet been sold shall become treasury shares, as such term is defined in Section 308 of the Companies Law.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[e]	If the proceeds received for sale of the forfeited Shares exceed the amount committed by the Debtor, the Debtor shall be entitled to restitution of the partial proceeds given for such Shares, if any, provided that the proceeds remaining with the Company shall not be less than full consideration committed to by the Debtor, plus the sales expenses.

[f]	The Board of Directors may at any time collect the forfeited monies or any part thereof as it shall deem appropriate but shall not be obligated to do so.

36.	Shareholders’ Register

[a]	The Company shall keep a Shareholders’ Register and record in it the following information:

	[1]	The name, identity number and address of every Shareholder, all as provided to the Company;

	[2]	The number and class of Shares held by each Shareholder, stating their nominal value, and in the event that a certain amount has not yet been paid on account of the consideration determined for such Share - the amount not yet paid;

	[3]	The date of allocation of the Shares or the dates of their transfer to the Shareholder, as the case may be;

	[4]	Should the Shares have serial numbers, the Company shall note, opposite to the name of each Shareholder, the respective numbers of the Shares registered in such Shareholder’s name;

[b]

If the Company has treasury Shares as provided in Section 308 of the Companies Law, the Register shall also specify their numbers and the date on which they became treasury Shares, all as known to the Company.

For non-voting Shares in accordance with Section 309(b) or Section 333(b) of the Companies Law - also their numbers and the date on which they became non-voting Shares, all as known to the Company.

[c]	If the Company maintains an additional Shareholders’ Register, as set forth in Article 37 below, it shall indicate the number of shares registered in the additional Shareholders’ Register and their numbers, if the Shares are marked with serial numbers.

[d]	The Company shall change the Shares’ ownership records in the Shareholders’ Register, as set forth in Article 36(a), in any of the following events:

	[1]	The Company receives a deed of transfer for the Share, signed by the Transferor and the Transferee and the conditions stipulated in these Articles for such transfer have been complied with;

	[2]	An order of the court to amend the Registration is delivered to the Company;

	[3]	It is proved to the Company that the provisions of the law regarding the assignment of the right are met;

	[4]	Another condition which, under these Articles, is sufficient for recording a change in the Shareholders’ Register is met.

[e]	The Company may close the Shareholders’ Register for a reasonable period to be determined by the Board of Directors, provided that such period shall not exceed 30 days each year. The Company shall publish a prior notice on the closing of the Shareholders’ Register at least 7 days in advance.

37.	Register of Substantial Shareholders and Additional Shareholders’ Register Outside of Israel

[a]	The Company shall keep in the Register of Substantial Shareholders the reports received by the Company under the Securities Law concerning the holdings of the Substantial Shareholders in the Company’s Shares.

[b]	The Company may maintain an additional Shareholders’ Register outside of Israel and the provisions of Section 138 of the Companies Law shall apply in this matter.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

38.	Seal, Stamp and Signatory Rights

[a]	The Company may have one or more rubber stamps for affixing on documents, and the Board of Directors shall provide for the safe custody of any such rubber stamp;

[b]	The Board of Directors may authorize any person to act or sign on behalf of the Company, and the acts and signature of such person on behalf of the Company shall bind the Company, insofar as such person acted and signed within his powers;

[c]	The Board of Directors may use and hold a seal for use outside of Israel and direct the manner of use thereof.

39.	Accounts

The Board of Directors shall be responsible for the Company’s bookkeeping and for publication of financial statements as provided is Sections 171 to 175 of the Companies Law and the provisions of any other law applicable to the Company.

40.	Donations

The Company may donate reasonable amounts for a worthy purpose, even if such donation is not within the framework of the Company’s business considerations. The Board of Directors of the Company shall be in charge of execution of this Article.

41.	The Keeping of Minutes

The Company will draw up minutes of the proceedings at the General Meetings, class meetings, Board of Directors’ Meetings and meetings of Board Committees and keep such minutes in its Registered Office or in another address in Israel of which the Company provides notice to the Registrar, for a period of seven years after the date of the meeting.

42.	Notices

[a]

Subject to the provisions of Article 15 above, any notices or other documents that need to be served upon any Shareholder, may be delivered by the Company to the Shareholder either personally or by sending the notice in a prepaid registered letter addressed to such Shareholder at his address as registered in the Shareholders’ Register, or by giving notice to the Shareholders or holders of others rights of any type by means of publishing the notice in two daily Hebrew newspapers published in Israel having a reasonable circulation, and in case of such publication, it shall be deemed to replace the personal delivery or delivery by post.

[b]	Any notice required to be given to the Shareholders shall, with respect to any Shares held by two persons or more jointly, be given to whichever of such persons is named first in the Shareholder’ Register, and any notice so given shall be sufficient notice to the holders of such Share. Alternatively, such notice shall be given by means of publishing the notice in two daily Hebrew newspapers published in Israel having a reasonable circulation.

[c]	Any Shareholder registered in the Shareholders’ Register in accordance with an address in Israel or abroad, which he has been given to the Company, from time to time, for the purpose of sending notices to the Shareholder, shall be entitled to receive at such address any notices which he is entitled to receive under these Articles, however, except for the above, any Shareholder not registered in the Shareholders’ Register shall not be entitled to receive any notice from the Company.

Disclaimer: This is an English unofficial translation of the formal and binding Hebrew Articles of Association of the Company.

[d]	The Company may provide notice to such persons having a right to receive any Share as consequence of the death or bankruptcy of a member or his incompetence, and in case of a corporation - to its liquidator or receiver, by sending the notice by prepaid letter to their names to the address (if any) provided for this purpose by such person/s or (if such address is not yet provided) by delivery of the notice in the same manner in which the same might have been given if the death, bankruptcy, incompetence, liquidation or receivership have not occurred.

[e]	Any notice or other document delivered or sent by post, shall be deemed to have been served two business days after it has been delivered at the post office and in proving such service or delivery it shall be sufficient to prove that the letter containing the notice or the document was properly addressed to the address appearing in the Company’s records and delivered at the post office by prepaid letter.

[f]	Subject to the provisions of any law, whenever it is necessary to give a notice specified number of days in advance or notice which is valid for a specific period, the date of delivery shall be counted amongst the number of days or the period.

43.	Winding-up, liquidation and dissolution

If the Company be wound up, whether voluntarily or otherwise, the surplus assets shall be distributed subject to the provisions of any law concerning winding-up, liquidation and dissolution, and the special rights attached to the Shares, in the following order of preferences and manner of proportions:

[a]	Return of Share Capital: Pari passu, pro rata to the paid up capital, on the nominal value of the Shares.

[b]	The balance of surplus assets: Pari passu, pro rata to the paid up capital on account of the nominal value of the Shares and for this purpose, any amount not called on the Shares shall be deemed as paid up, but any amount called, was due for payment but not paid prior to the date of commencement of liquidation, shall not be included in the paid up capital for the purpose of such distribution.

Annex B

Therapix Biosciences Ltd.

Office-Holders’ Compensation Policy

September ~~2017~~2019

Introduction1

The purpose of this document is to describe, detail and outline the Company’s Policy concerning compensation of the Office-Holders2 of Therapix Biosciences Ltd. (hereinafter: the “Company”), the components of such compensation and the manner in which they are determined, inter alia, in accordance with the provisions of Chapter Four A of Part Six of the Companies Law, 5759-1999 (hereinafter: the “Compensation Policy”).

The Compensation Policy is the tool available to the Company’s Board of Directors and management to promote and advance the Company’s long-term aims, work plans and policies and in the framework of which it may compensate, if needed, the Company’s Office-Holders and enhance their sense of belonging to the Company and its activities and to ensure that the interests of the Company’s Office-Holders would be similar, as much as possible, and consistent with the interests of the Company’s shareholders, subject to any law, taking into consideration, among others things, the Company’s risk management policy, in view of the Company’s size, the nature of its activities and its financial condition and in so far as office and employment conditions — that include variable components — are concerned, the Office-Holder’s contribution to meeting the long-term business aims of the Company and maximizing its profits, all in a long run vision and in accordance with the Office-Holder’s position.

Effect of the Compensation Policy

This Compensation Policy will take effect from the date of its approval by the general meeting for three years, in accordance with the provisions of the Companies Law, 5759-1999 (and the Regulations thereof), as amended from time to time (hereinafter: the “Companies Law”).

The Company’s compensation committee, which was formed and is operating in accordance with the provisions of the Companies Law and the Regulations promulgated thereunder (hereinafter: the “Compensation Committee”), will examine the Compensation Policy and ensure that it is updated at least once every 3 years and as shall be required from time to time and make recommendations to the Board of Directors concerning any modifications thereto or the extending of the effect of the Policy (depending on changing circumstances) and also examine the manner in which it is being implemented and to the extent required, will act to amend the Policy.

As of the date of approval of the Compensation Policy, most of the compensation mechanisms available for Office-Holders of the Company, which the Company is obligated to implement under employment contracts and/or management agreements entered prior to the approval date of this Compensation Policy, are not deviating from the Compensation Policy set forth in this document. The Company has in place, however, a small number of Office-Holders’ compensation mechanisms which obligate the Company under existing employment contracts and/or management agreements entered prior to the date of approval of this Compensation Policy that deviate from the Compensation Policy provided herein.

The Company will aspire, in the framework of entering into new, and/or renewal of existing employment contracts and/or management agreements, to integrate and implement the principles of the Compensation Policy, subject to its power to exceeds this Compensation Policy, to the extent required and subject to the provisions of the law.

[1]	Subject to the provisions of this Compensation Policy and unless the written text requires another interpretation, terms defined in the Companies Law shall have the same meanings ascribed to them therein; words in the singular shall include the plural and vice versa; words in the masculine shall include the feminine and vice versa and words referring to persons shall also include corporations.

[2]	As such term is defined in the Companies Law. E.g. Chief Executive Officer, C-Level officers and any manager who is a CEO subordinate, a member of the Board of Directors (“Director”), and any person who acts to fill these positions even if his title is different (“Office-Holder”).

The Organs Competent to Approve Compensation Conditions in the Company

Approval of office and employment conditions, amendments and/or modifications of compensation plans of the Company’s Office-Holders will be discussed and approved by the competent organs of the Company in accordance with the provisions of any law. The Compensation Policy is not intended to circumvent the approval mechanisms provided in the Companies Law concerning the granting of Office-Holders’ compensation conditions that deviate from the Compensation Policy and/or engagements with holders of control/interested parties (if relevant) and nothing stated in this Policy shall stipulate against the provisions of the law.

The compensation components to which Office-Holders are entitled will be only those specifically approved in their matter, respectively, by the competent corporate organs and subject to the provisions of any law, and the adoption and/or approval of this Compensation Policy by such corporate organs will not be deemed as determining or conferring any of the compensation components provided herein (including any part or portion thereof) and/or as conferring any rights whatsoever to the Company’s Office-Holders. Moreover, the provisions of this Compensation Policy form the framework and in case the competent organs of the Company determine, with respect to a specific Office-Holder, that such Office-Holder is entitled to compensation components that are inferior to those indicated herein, such shall not be deemed as deviation from the Compensation Policy.

The Board of Directors will examine each year the reasonableness of such existing agreements with each of the Company’s Office-Holders, to the extent the conditions of such agreements deviate from the principles of the Compensation Policy.

The Principles Guiding the Determining of the Compensation Policy

1.	The Compensation Policy attempts, to the extent possible, to reflect the creation of appropriate and balanced incentives for the Office-Holders of the Company, taking into account, among other things, the Company’s risk management policy. The Compensation Policy defines such compensation structure aimed to provide incentives to Office-Holders to seek the attainment of goals that would advance the Company’s aims and work plan both in the immediate term and in the long-term, including the appropriate ratio between the variable and the fixed components of the compensation package, including, inter alia, in order not to encourage any relevant Office-Holder to take risks which are not consistent with the Company’s Policy in this matter, with the emphasis on balancing the need to retain and preserve the Company’s senior Office-Holders.

2.	Recruitment and retention of excellent quality executives that form the solid infrastructure of the Company’s management, this, among other reasons, due to the Company’s small work force and the senior status and duties of the Office-Holders, and for the continued development and success of the Company for the longer term.

3.	In establishing the variable components of the Office-Holders’ office and employment conditions, this Compensation Policy will take into consideration each Office-Holder’s contribution to the attainment of the Company’s long-term aims and maximizing its profits, in the long run and in accordance with the Office-Holder’s position

4.	The Compensation Policy reflects a consideration of the Company’s size and the nature and complexity of its operations, including the fields of activity and the territories in which the Company operates. We also addressed the fact that the Company has not begun yet to finance its operations from its own resources (such as sales revenues) and that its operations are being financed through the raising of capital from private investors and/or the public.

5.	The Policy will apply to all the Company’s “Office-Holders”, as such term is defined in the Companies Law.

6.	Development and retention of quality workforce in the Company in general and Office-Holders in particular, as means for promoting the Company’s aims, its work plans, as approved by the Board of Directors and its Policy.

7.	Creating a link between the aims of the Company and its management and the compensation paid to the Company’s Office-Holders — paying attention to the interests of the Company’s shareholders that the Company maximize its profits — and the Company’s interest in recruiting and retaining excellent quality Office-Holders, with rich experience and familiarity with the market in which the Company operates.

8.	Determining salary caps and bonuses and establishing the ratio between the variable components and the total compensation package, to allow reasonable managerial flexibility considering the changing business environment conditions.

Upon the determining of the specific compensation conditions of each of the Company’s Office-Holders, the Compensation Committee and the Board of Directors may establish further relevant criteria above and beyond the mandatory guiding considerations provided in the Companies Law and to address further data beyond the data set forth below, taking into account the Company’s best interests, the state of its activities (including the business and/or financial conditions) and its business plans.

Compensation Policy

General

Generally, the Company’s Office-Holders’ plans and compensation conditions should match their respective positions and responsibilities and the achievable measurable targets which are defined for their respective positions and the discharge of their job responsibilities, for the purpose of advancing the Company’s long-term aims, work plans and policies.

Considerations which must be taken into account when determining the principles of the Compensation Policy (including issues provided in Section 267B(a) of the Companies Law):

a.	Promoting the Company’s aims, work plans and policy with a long-term vision;

b.	Creating appropriate incentives for the Company’s Office-Holders, taking into consideration, inter alia, the Company risk management policy;

c.	The Company’s size and nature of activities;

d.	With reference to office and employment conditions that include variable components — the Office-Holder’s contribution to the attainment of the Company’s long-term aims and maximizing its profits and in accordance with the Office-Holder’s position;

e.	The Company’s financial condition;

f.	Recruitment and retention of excellent quality executives that form the solid infrastructure of the Company’s management, continued development and success for a long term.

Issues that must be addressed when determining the Office-Holders’ office and employment conditions (including issues which the Compensation Policy must address under Section 267B(b) of the Companies Law):

a.	Education, qualifications, expertise, professional experience and achievements of the (serving or prospective) Office-Holder;

b.	The Office-Holder’s position, job responsibilities and previous wage agreements entered with him/her during previous employment periods and agreements with the Office-Holder (other than with a new Office-Holder);

c.	The Company’s size and nature of activities;

d.	The recommendation of the Office-Holder’s direct supervisor (in case of a serving Office-Holder or employee or service provider);

e.	When determining office and employment conditions that include variable components — the Office-Holder’s contribution to the attainment of the Company’s aims and maximizing its profits, all with a long-term perspective and in accordance with the Office-Holder’s position;

f.	The ratio between the cost of the Office-Holder’s office and employment conditions and the wages cost (as such term is defined in the First Schedule A of the Companies Law) of the other employees of the Company and contract workers working for the Company (if applicable) (as such term is defined in the First Schedule A of the Companies Law). Upon the approval of compensation for an Office-Holder, details must be presented regarding: (1) Compensation of Office-Holders working in a similar level with the Company (if applicable); Salary of the former Office-Holder who served in the same position (if applicable); (3) Average and median wages of the Company’s employees and contract workers working for the Company; and the ratio between each of the above and the Office-Holder’s proposed compensation awaiting approval - in this context, the effect of the gaps between the office and employment conditions of the Office-Holders and the other employees in the Company on the labor relations in the Company will be examined.[3]

g.	The Company’s financial condition.

h.	Benchmark: The Company will make a comparison with the earning level of Office-Holders in similar positions in similar companies included in the comparable group. “Similar companies” — for this purpose mean, companies that are similar to the Company in terms of their characteristics and stage of business activities, location of headquarters and/or management of business activities, industry, number of employees, market value, total balance sheet assets and/or income (at least the majority of such parameters), all depending on the nature, size and type of activities of the Company. In addition, a maximum range will be defined for each of these parameters with reference to the Company itself, so that the comparable group will not include companies with parameters that deviate from the above stated range. The Company will make an effort to include no less than 10 similar companies in the comparable group (but in no event less than 5 similar companies). Moreover, so long as the Company’s shares are listed on a stock exchange located outside of Israel, in addition to the Israeli stock exchange, then such similar companies may include, to the extent possible, Israeli companies listed on the same foreign stock exchange (both dual or non-dual companies). The benchmark will be prepared in the period preceding the approval/renewal of the Compensation Policy, except if the Compensation Committee determines that such benchmark is not necessary/required in the circumstances of the matter or even if such benchmark was required earlier, for example, inter alia, due to the existence of an earlier relevant benchmark, absence of material changes in the earning levels of similar companies during the plan period, change of the Company’s nature and/or scope of business and any similar circumstances as the Compensation Committee deems appropriate.

The Company’s Compensation Policy guidelines as approved by the Compensation Committee and the Board of Directors, with reference to the compensation plans’ components are as follows:

1.	Fixed Salary Components

Fixed Salary — Intended to compensate the Office-Holder for the time invested by him/her in the ongoing discharge of his/her duties with the Company. The fixed salary reflects both the Office-Holder’s qualifications and professional experience and the definition of his/her job responsibilities and position level with the Company, including the authority and resulting liability and risk.

Fixed Salary Caps

Executive Chairman — The monthly wages cost cap of the Executive Chairman will be NIS 90,000 (this amount includes the total monthly gross consideration for a full-time position, including all the fringe and social benefits, excluding reimbursement of expenses (if relevant)). For the purposes of this Compensation Policy, only a position in the scope of at least 50% would entail the application of the definition of an “Executive Chairman”.

CEO — The monthly wages cost cap of the Company’s CEO will be NIS 80,000 (this amount includes the total monthly gross consideration for a full-time position, including all the fringe and social benefits, excluding reimbursement of expenses (if and to the extent relevant).

[3]	See in this matter, section 11 of the Compensation Policy.

C-Level Executive — The Company’s other C-Level Executives (e.g., Chief Financial Officer, Chief Technology Officer, etc.) monthly wages cost cap will be NIS 55,000 (this amount includes the total monthly gross consideration for a full-time position, including all the fringe and social benefits, excluding reimbursement of expenses (if relevant)).

With the approval of the Company’s Compensation Committee, the Company may grant an Office-Holder thereof (who is not a Director) an additional raise beyond the above fixed wages cap, at a rate not exceeding 10% of the fixed salary of the relevant Office-Holder. Such raise will be examined, in the aggregate, over a period of 3 years (meaning namely, during the framework of the period of this Compensation Policy).

With reference to an Office-Holder having a permanent domicile/residence (regardless of the citizenship) outside of Israel, such caps would increase by 25%.

The Company reserves its right to apply a linkage mechanism to the Office-Holders’ salaries. Increments for such linkage would be included in the above-mentioned caps. The linkage will be to the consumer price index in Israel (or a similar index customary in the country in which the employee is located, if not Israel).

Fringe Benefits

The office and employment conditions of the Office-Holders include fringe benefits and social contributions in accordance with the law and the Company’s practices. In this matter, “fringe benefits”, include, inter alia, sick leave, vacation days, convalescence days, contributions to pension and severance pay and advanced education funds, etc. and further customary benefits. In addition, the Company may make available to the Office-Holder, for the purpose of fulfilling his/her duties, a car, a cellular phone, laptop etc., as will be determined by the Company’s management. The Company may determine that it will bear all the expenses involved in such fringe benefits, including grossing up of any entailed taxes. The Company may determine in its contractual engagement with the Office-Holder that it would bear part, or all, of the expenses incurred by the Office-Holder for the discharge of his/her duties, including, telephone, internet, accommodation (in Israel and abroad), lodging, board and lodging, entertainment, travel expenses, newspapers, professional literature, membership fees in professional organizations, etc. as well as any other benefits of monetary value for the Office-Holder. Upon the determining of the entitlement to reimbursement of expenses (if applicable), a cap will be fixed for the maximum amount of such reimbursement of expenses which the Office-Holder would be entitled to receive (including in accordance with the Company’s internal procedures concerning expenses, as applicable from time to time). Expenses incurred by the Office-Holder for the discharge of his/her duties will only be reimbursed if such Office-Holder was entitled thereto in accordance with the specific contractual engagement with him/her and subject to the terms and conditions of such contractual engagement, including with reference to a prior approval of such expenses and only against the presentations of receipts.

It is hereby clarified that the Office-Holder’s entitlement to any of the fringe benefits set forth above will be determined by the Company’s Compensation Committee and the Board of Directors at their sole discretion upon the approval of the specific agreement (and in certain cases also subject to the approval of the Company’s general meeting of shareholders), all subject to the provisions of any law. Moreover, the scope and rate of the fringe benefits will be determined by the Compensation Committee and the Board of Directors at their sole discretion, provided such are not lower than the scope and rate prescribed by law.

With regard to Office-Holders who provide services to the Company under a services agreement entered through a company under their control - the payment will be made by means of a tax invoice and include the fixed salary and all the fringe benefits and conditions, including accommodation (excluding reimbursement of expenses).

With the approval of the Company’s Compensation Committee, the Company may grant the Company’s Office-Holders (who is not a Director) further benefits and additional fringe benefits as set forth above, at a rate not exceeding 10% of the monthly cost of the relevant Office-Holder’s fixed component (annualized).

Changes of the fringe benefits will be examined as part of the total fixed component, with reference to the ratios defined by the Company between the variable components and the fixed components of the compensation package.

The Compensation Committee and the Board of Directors will examine the fringe benefits as part of a periodic examination of the total scope of expenses and will be updated, if necessary.

2.	Variable Compensation — Target Based Bonus

The variable component (target based bonus) will reflect the Office-Holder’s contribution to the attainment of the Company’s aims and maximizing its profits in the long run, based on measurable criteria. The variable component determined will be consistent with the Office-Holder’s personal performance in view of the defined targets (if and to the extent any such targets were defined for the Office-Holder) in the discharge of his/her duties and job responsibilities.

Under the Company’s Compensation Policy, a significant weight is attributed to meeting targets, which derive from the Company’s annual and multi-annual work plans and/or its strategic plan and for this purpose, the Company’s Board of Directors will determine each year an annual targets plan that will be approved by the Board of Directors at the beginning of each calendar year (no later than the end of the first quarter of each year) (“Targets Plan”).

The Company’s targets express its overall success in meeting its plans, the Office-Holders’ contribution to the success of the Company and the Company’s willingness to provide incentives for meeting such targets.

The Company’s targets will include measurable targets, that reflect the Company’s short and long-term aims and strategy, in order to create an identity of interests between the Company, the shareholders and the Office-Holders in promoting such aims and strategy.

The Company’s Board of Directors, with the recommendation of the Compensation Committee, is authorized to reduce the bonus by up to 20% of the bonus, after considering the reasonableness of the bonus derived from meeting the targets, against the Office-Holder’s contribution to the attainment thereof and the state of the Company’s business and finances. The Board of Directors will also be authorized to cancel altogether the Office-Holder’s bonus payment in exceptional cases, such as: breach of fiduciary duties, breach of the contractual engagement, improper governance and other acts of the Office-Holder that caused the Company substantial damage in the circumstances.

Applicability:

The Company’s Executive Chairman, CEO and any Office-Holder subordinate to the CEO may be entitled to a target based variable compensation, all subject to and in accordance with the conditions to which each of them is individually entitled under their respective contractual engagements, as approved by the competent corporate organs, subject to the provisions of any law. For clarity, Directors that do not serve in operational positions in the Company will not be entitled to a target based variable compensation

It is clarified, in this matter, that in case an Office-Holder serves in several positions with the Company, the Company may deem the total compensation amount to which such Office-Holder is entitled - in terms of the compensation approval process - as the one requiring the most stringent approval process (save where such more stringent position does not include the granting of any office and/or employment conditions bonuses and/or benefits which are provided under the Office-Holder’s other position/s).

Calculation Model of the Variable Compensation:

Threshold conditions for granting the Variable Compensation (accumulative conditions):

Personal threshold: Meeting a total weighted threshold of at least 70% of the measurable personal targets.

Company threshold: Meeting a total weighted threshold of all of the plan’s targets above 50% (namely, at least half of the Company’s targets for that year were achieved, in the aggregate),

The Company’s Financial Condition: Sufficient cash balance for the Company’s operations, in accordance with its annual budget approved by the Board of Directors, for at least 15 months, following payment of the bonuses; And that payment of such bonuses would not constitute a cause for an immediate repayment of any of the debenture series issued and/or which may be issued by the Company (as applicable) and/or that such bonus payment would not result in a “going concern” notice, if no such notice was included in its financial statements (but for the payment of such bonus).

Failure to meet the above threshold conditions means, that the Office-Holders will not become entitled to a bonus in the relevant calendar year and that under such circumstances, the Board of Directors may cancel or defer payment of the bonus for the next calendar year. It is clarified that any bonus which was not paid during a specific calendar year due to the failure to meet such accumulative threshold conditions (and was not deferred to the next calendar year as aforesaid) will be considered as null and void and shall not confer upon the officeholder any right to receive such bonus.

The Compensation Committee and the Board of Directors may, each year, upon approval of the annual Targets Plan (if approved), determine additional quantitative or other threshold conditions, taking into consideration the Company’s aims, strategy and condition (including its business activities and financial condition) — and in case such additional threshold conditions are met — no annual bonus would be granted to all and/or any of the Company’s Office-Holders.

The variable component rate for each Office-Holder will be determined by use of a model that may include two elements:

1.	Meeting measurable targets.

2.	Discretionary element.

Targets Plan and determining the measurable targets

As described above, measurable targets for the Office-Holders will be defined each year by the Board of Directors of the Company, in accordance with the annual Targets Plan. Any targets which are not determined during the first quarter as part of the Targets Plan, will be deemed as targets which do not fall within the scope of the Compensation Policy, and will require a separate approval process, as such, in accordance with the law.

Generally, the targets for the Chairman of Board of Directors will be brought for approval of the general meeting, according to the provisions of the law. The determining of targets for the Executive Chairman of the Board of Directors as part of the Targets Plan shall not, however, require the approval of the general meeting (but rather the Compensation Committee and the Board of Directors, only), if any one of the following events occurs:

If the Compensation Committee and the Board of Directors determine such targets, after fulfillment of all the following:

1.	The decision complies with the Compensation Policy;

2.	The bonus concerned is based on measurable targets only;

3.	The scope of the potential bonus is insignificant (up to 3 salaries);

4.	The targets were pre-determined by the Compensation Committee and the Board of Directors.

If the Compensation Committee and the Board of Directors determine such targets, after fulfillment of all the following:

1.	The decision complies with the Compensation Policy;

2.	The Office-Holder concerned also holds, in addition to the position of a Director, an operational position with the Company;

3.	The resolution concerning the approval of the targets by the Compensation Committee and the Board of Directors was adopted without the participation of those Directors who receive from the Company a target based bonus (whether in their capacity as Directors or in their capacity as other Office-Holders in the Company).

In addition, in the event that an Office-Holder is also a holder of control in the Company, if the Compensation Committee and the Board of Directors determine such targets, after fulfillment of the following:

1.	The determined target is based on data derived from the financial statements and applies equally and identically (including all of its components) to both the holder of control and/or his/her relative and to at least 50% of the other Office-Holders of the Company which are unrelated to the holder of control.

At least 3 of the following targets will be included in the above measurable targets: Successful clinical trials of the Company’s various technologies, capital raising, purchase of technologies, meeting the Company’s budget, meeting the research and development plans’ budget, entering into strategic and commercial cooperation agreements, commercialization of technology, meeting milestones, obtaining regulatory approvals, conclusion of the development stages of the research and development plans, meeting schedules of the research and development project, cash flow targets.

The weighting range for each target will be determined from at least above 0% and up to about 33.33% at most. The specific weights will be determined on the basis of the recommendations of the Compensation Committee and with the approval of the Board of Directors.

The Compensation Committee and the Board of Directors, as the case may be, may, upon the determining of such targets and weights, consider, among other things, the congruency between past performance (if relevant) and the compensation paid to the Office-Holder, the type and composition of the targets (operational, marketing, research and development, clinical, financial and others) and their congruency with the Company’s plans and the Office-Holder’s ability to influence them and transition into performance based equity incentive plans, or a combination of performance based equity compensation and the Company’s existing equity incentive plans.

In addition, the annual bonus plan may also include further provisions concerning a mechanism for spreading or conditioning part of the annual bonus payments on the attainment of long-term measurable target/s for two or three calendar years, as well as rules for computing the entitlement to such multi-annual bonus, at the expiry of the multi-annual measurement period. The rules and conditions for the above multi-annual bonus, if any, will be determined and presented for approval of the competent corporate organs, in accordance with the provisions of the law. For the sake of clarity, if a target is determined for an Office-Holder in accordance with the Targets Plan and the provisions of the Compensation Policy and such target is (fully or partially) achieved in a manner entitling the Office-Holder the right to receive the bonus with respect to such target, then the Company will not be required to request an approval for payment of such bonus.

Annually, the Company will set forth the principles of the targets determined under the Targets Plan and the ranges set for each of such targets - with reference to Office-Holders under Regulation 21 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 - in accordance with Regulation 21 of such Reporting Regulations (if such apply to the Company) and/or as part of the annual/periodic reporting published by the Company for the Israeli and/or foreign stock exchange and/or in the framework of the convening of the Company’s annual general meeting, but shall not be obligated to provide such disclosure if less than 3 salaries based on such target were made (unless such involve the holder of control), or if such disclosure would (or may) effectively prejudice the Company’s activities.

Bonus Caps

The Office-Holders’ maximum bonus amounts are as follows:4

Executive Chairman of the Board of Directors — Four (4) monthly salaries.

CEO — Four (4) monthly salaries.

Office-Holders subordinate to the CEO — Three (3) monthly salaries.

4	The bonus may be paid in US$,USD, and in this case, the amount in NIS may change depending on the ~~US$/~~USD/NIS rate of exchange.

Bonus Calculation Mechanism

As stated above, the Targets Plan will be determined at least annually by the Board of Directors and the bonus will be calculated, as set forth above, based on the achievement of such targets.

The maximum compensation for meeting each of such targets will be made on the basis of a pro-rata allocation of the Office-Holders’ bonus cap in accordance with the respective weight of each target, as defined in the annual formula.5

Meeting such target at the rate of 90% and above will entitle the Office-Holder to 100% of the compensation for such target.

As stated above, meeting a certain target at a rate lower than 70% shall not entitle the Office-Holder to any bonus for meeting that target; meeting a certain target at the rate of between 70% – 90%: A linear calculation of the compensation will be made in proportion to the actual meeting of the target.

Discretionary Bonuses

As a rule, the Company will try to grant targets based bonuses only. The Company may, however, determine that an immaterial portion of the variable components of the compensation (or all of such variable components, if the total amount thereof does not exceed three monthly salaries per year) will be granted in accordance with unmeasurable criteria (namely, based on discretion only) in view of the Office-Holder’s contribution to the Company that may not be measured by use of identifiable quantitative criteria. Such discretionary component will constitute a portion of the Office-Holder’s total bonus that might be deemed immaterial. The discretionary bonus will not exceed 20% of the total bonus paid to the Office-Holders (80% based on measurable targets; 20% for the discretionary element), all subject to the bonus cap defined above.

The discretionary element will be determined in accordance with the Board of Directors’ evaluation and at the recommendation of the Office-Holder’s direct supervisor. Please note that subject to the provisions of the law, the Board of Directors may, on recommendation of the Compensation Committee, increase the discretionary element of the annual bonus awarded to any of the Office-Holders and even determine that such element would be the sole element required for calculating the variable component of the relevant Office-Holder’s compensation.

In addition, the Compensation Committee and the Board of Directors may, in specific cases, approve at their discretion, subject to the maximum of three salaries (or monthly management fees, as the case may be) for specific individual achievements during the year or promotion of material/strategic issues and/or delegate their power to do so, subject to the provisions of the law, provided the total annual bonus received by such Office-Holder does not exceed the relevant cap set forth above.

Other issues:

1.	Timing of payment: The Office-Holders’ bonus for each calendar year during the employment term will be made no later than the date of payment of the first salary following the approval date of the annual financial statements of the Company, based on a fiscal year end of December 31st. With reference to a bonus that depends on the attainment of the annual target, the Board of Directors shall reserve its right to pay in advance such annual payment to the Office-Holder (other than a Director), so that payment of the contingent component will be made possible at any time following the attainment of said target (subject to the following provisions).

[5]	For example: If a specific target was defined for one of the deputies of the CEO and the weight of such target was defined for that year as 30% of the compensation formula for measurable targets and the cost of his/her monthly salary is the maximum allowed cost under the Compensation Policy, then the maximum compensation for meeting such target will be NIS 55,000 X 3 X 0.30.

2.	Partial bonus and qualifying period: An Office-Holder will be entitled to a bonus only in case he/she worked at least one year with the Company. If the services of the Office-Holder are terminated at the initiative of the Company prior to the end of the relevant year, and provided the Office-Holder has been employed by the Company at least two years on the bonus granting date, the bonus for the year in which the employment was terminated will be calculated pro-rata to the length of such service at that year. Otherwise, the Office-Holder will not be entitled to a partial bonus.

3.	Not part of the salary: Unless otherwise expressly provided in the Office-Holder’s personal employment agreement/contractual engagement, no payment made to the Office-Holder on account of the variable compensation under this Compensation Policy, if and to the extent such payment is made, shall constitute part of his/her salary, nor shall such payment be deemed part of the consideration component for such Office-Holder’s services and shall not be used under any circumstances as basis for the calculation or entitlement or accumulation of any fringe benefits whatsoever, including, without derogating from the generality of the foregoing, shall not be used as a component included in the vacation payment, severance pay and contributions to pension/provident fund, etc.

4.	Taxation: To the extent any tax is charged or any compulsory payment is demanded with respect to the variable compensation (national insurance, national health insurance, etc.) as a result and/or due to the bonus, the Office-Holder shall bear same under any law (to the extent such applies to the Office-Holder under the law).

3.	Payment advancement: The Board of Directors or the CEO may, in special circumstances, authorize a prepayment on account of the bonus payable to the CEO or to an Office-Holder subordinate to the CEO, respectively, provided such advance does not exceed 2 salaries. It is clarified, for the sake of caution, that in the event it transpires at the end of the relevant year, that the Office-Holder is not entitled to a bonus or is only entitled to a bonus which is lower than the advance payment, the Company shall demand the Office-Holder to return such advance (in accordance with the mechanism set forth in section 8 below, or similar thereto).

Special Bonus

Directors and Office-Holders of the Company may be entitled to bonuses in connection with unique opportunities and exceptional events of the Company, in respect of which it was found that such Directors and Office-Holders had a substantial contribution, as determined by the Compensation Committee and the Board of Directors of the Company (the “Exceptional Events” and the “Exceptional Event Bonus”, respectively). The amount(s) of the Exceptional Event Bonuses (if and when paid) shell be determined by the Compensation Committee and the Board of Directors in accordance with the parameters and restrictions set forth in this Policy, and subject to any applicable law. For the avoidance of doubt, the above mentioned shall not confer upon any such Director or Office-Holder any right to receive Exceptional Event Bonus, and such Director or Office-Holder shall be entitled only to those remuneration components that will be approved by the authorized organs of the Company in accordance with the principles of this Policy and subject to the provisions of any applicable law.

Special Bonus in case of an Transaction: Notwithstanding the above, a special bonus regarding an Transaction may be granted, under which, if following the completion of a Transaction (as defined below), the Company would have an average cumulative market value on Nasdaq (and/or any other national, territorial, provincial and federal exchange, as the higher of them, as may be relevant) (“Main Exchange”), over a consecutive period of at least three months from the closing date of such Transaction, of (at least) the higher between (i) two times its value on Nasdaq on the date of the Transaction and (ii) two times its value as determined under the Transaction agreement; and in any case not less than USD 30 million, then the Compensation Committee followed by the Board of Directors may decide to grant a special/one-time bonus for exceptional achievements and performance by any officer of the Company in the framework of executing a Transaction (as defined below) (the “Special Bonus”), subject to the following: (i) The amount of such bonus shall constitute up to (no more than) 2.5% of the value of consideration received in the Transaction (the “Special Bonus Amount”); (ii) Any such Special Bonus shall be paid with the same type of consideration (cash and/or cash equivalents) as used as consideration for the Company itself under that same Transaction (as defined below), and to the extent possible6; (iii) The distribution of the Special Bonus Amount among the Directors and Office-Holders of the Company (including to any other employees of the Company as the CEO of the Company shall deem appropriate) will be confined to the following ratio: (a) Up to 0.75% of the Special Bonus Amount will be distributed equally among the then acting Directors, and (b) Up to 1.75% of the Special Bonus Amount shall be distributed among the then rest of the then senior management (I.e., CEO and C-level executives) and including any other Company’s employees (if at all), at the CEO’s discretion and - with respect to said senior management – also subject to the approval of the Compensation Committee and the Board of Directors; (iv) If it is not possible or not desirous to make a payment of a Special Bonus Amount in kind, at Board’s discretion, this will constitute grounds for conversion or replacement of such Special Bonus in kind to cash, and vice versa, and provided however that the Company’s cash position allows for such conversion or replacement; (v) When considering such Special Bonus Amount, the Committee and the Board will take into consideration, among others, whether such Special Bonus Amount is, all things considered, reasonable and in the best interest of the Company, does not jeopardize the completion of the Transaction, and does not constitute unlawful distribution to any controlling shareholder (to the extent relevant); In addition, the Board shall have discretion to decide whether the Special Bonus Amount should be paid from the Transaction consideration or ‘on top’ of it; (vi) The forgoing shall not constitute a pre-facia right of any of the directors and/or officers to receive such special bonuses, unless such right is specifically determined and approved for each of them with the relevant organs of the Company and in accordance with the provisions of any applicable law.

[6]	For example, if a Transaction’s consideration includes USD 250M in cash and allocation of 250 million ordinary shares of the other entity, the Special/One-Time Bonus shall be composed of both up to USD 6.25M in cash together with up to 6.25 million ordinary shares of such other entity.

For the avoidance of doubt, such Special Bonus shall not be considered part of the salary or fees owed to such officer, and will not be bound by the parameters set under the Compensation Policy for salaries and bonus grants, and will be considered and calculated separate from, to the extent applicable, any annual bonus based on Company’s targets plan (including a discretionary annual bonus provided for under the Compensation Policy).

“Transaction” shall mean a definitive agreement pertaining a merger & acquisition transaction between the Company and a third party or a Change of Control Event, which would most probably have a positive and significant contribution effect on the Company’s operations or to its financial value;

A “Change in Control Event” shall mean: (i) consummation of a purchase by, or merger, acquisition, reorganization or consolidation with one or more entities in which: (a) the Company is not the surviving entity, or (b) the voting securities of the Company outstanding immediately before the transaction constitute less than a majority of the voting power of the voting securities of the Company or the surviving entity outstanding immediately after the transaction, or which creates a ‘Controlling Shareholder’ (as such term is defined under section 268 to the Companies Law; or (ii) the sale or disposition of all or substantially all of the Company’s assets.

3.	Variable Compensation — Equity Component

An equity compensation serves as an appropriate mechanism for retaining Office-Holders and for granting them incentives while creating a proximity of interests between the Office-Holders and the shareholders and maintaining a proper balance between the short and the long-term considerations, including, among others, through the establishment of a full vesting period and granting options which on their award date are not ‘in-the-money’. Due to the long-term nature of equity incentive plans, such plans support the Company’s ability to retain its senior executives in their positions for a long time.

Subject to duly obtaining the approvals of the competent corporate organs, the Company may offer the Office-Holders to participate in the Company’s share option plan (and to approve other customary equity incentive mechanisms and instruments, as shall exist from time to time, such as cashless awards mechanism, phantom units, restricted stock units, restricted shares, etc., all with any necessary changes entailed by the nature of such instruments) (hereinafter, for convenience: “Options”).

The Company’s CEO, the Office-Holders subordinate to the CEO and the Directors may be entitled to Options, all subject to their individual engagement conditions and/or to the conditions approved by the competent organs of the Company and to the provisions of any law. It is noted, that the provisions of the Compensation Policy concerning the approval of discretionary bonuses (section 2 above) shall also apply, mutatis mutandis, to the award of variable equity compensation, all subject to the provisions of the Companies Law.

Other-than-cash Variable Equity Components Cap7

The annual value of variable equity components which are not paid in cash will be determined — on the date they are granted to the Office-Holder — and will not exceed 150% of the fixed salary component, as of the grant date, all in terms of the employer’s (annual) cost.

Such annual value cap will be calculated by a linear spread of the capital expenditure throughout the vesting period (namely, the fair value of the Options divided by the maximum vesting period).8

Among other things, the following hierarchy will be determined for the granting of equity variable components which are not paid in cash:

–	Chairman of the Board of Directors — will be entitled throughout the term of office for an aggregate holding of share options of no more than 5% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS 1~~,620K~~.62 million.

–	Director — will be entitled throughout the term of office for an aggregate holding of share options of no more than 0.5% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS 100 ~~K~~thousand; and alternatively, and so long as the Company is a Foreign Company or a Dual Company (as such terms are defined in the Companies (Relief for Companies which are Listed on a Foreign Stock Exchange), Regulations, 5760-2000) - shall not exceed NIS ~~300K~~300 thousand.

–	CEO — will be entitled throughout the term of office for an aggregate holding of share options of no more than 2.5% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS 1~~,260K~~.26 million.

–	C-Level Executive — will be entitled throughout the term of office for an aggregate holding of share options of no more than 1% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS ~~810K~~810 thousand.

Minimum Holding or Vesting Period of Options9

Generally, the Options’ minimum holding or vesting period for the Company’s Office-Holders will be at least 3 years, so that the vesting of the Options is made at least once each quarter in equal portions (for incumbent (existing) Office-Holders). With regard to a new candidate for the office of an Office-Holder, the first vesting period will commence at the expiry of 12 months (4 quarters) (namely, a first portion (comprised of 4 separate portions) will vest after 12 months (‘cliff’) and the remaining portions will vest in equal portions on each subsequent quarter).

Duration of Options

The duration of the Options shall not exceed 6 years following the date of granting thereof (including the vesting period).

[7]	The maximum value of cash variable equity components shall be deemed to be a bonus and will be determined in accordance with the bonus caps, on the date of payment thereof — as provided in section 2 above.

[8]	It is clarified in this matter that despite the above manner of calculation, the examination of the materiality of the award (if such examination is necessary) will be made in accordance with the generally accepted accounting principles applicable to the Company

[9]	Notwithstanding anything to the contrary in the Company’s 2015 ESOP plan and/or any other future equity-based compensation plans

The Compensation Committee and the Board of Directors will issue directives (including after taking into consideration the provisions of the Company’s Options plan as in effect on the Options’ allocation date) concerning the expiration date of all or part of such Options, in the event an Office-Holder is no longer an employee of the group and/or stops providing services to the group.

Option Unit Exercise Price

The exercise price of each Option unit of the new plans, if awarded to the Office-Holder, will not be lower than the market value of the Company’s share on the Tel-Aviv Stock Exchange Ltd. (“the TASE”) or the Nasdaq (“the Nasdaq”) (whichever is higher, if and to the extent relevant) at the end of the last trading day prior to the day of grant by the Board. At its discretion, the Board may decide a higher Exercise Price, for instance, such price that will reflect the average share price during the 30 trading days preceding the date of allocation, plus 10%, or the price of the Company’s share in TASE on the date of adoption of the Board of Directors’ resolution, whichever is higher.

The Company’s Board of Directors may determine other customary award and/or exercise mechanisms (such as granting cashless Options awards, etc.), and in accordance with the provisions of the then existing Options plan and the provisions of the law and to also determine that vesting of the Options would be subject to the occurrence of certain events and/or milestones in connection with the Company’s long-term development, and provide acceleration and/or expiration provisions, in certain events, all as shall be determined specifically for each option holder.

In the event of termination of the Office-Holder’s employee - employer relationships, or a new engagement between the Office-Holder and the Company during the 12 months’ period following a change of control event in the Company, the vesting date of all (unvested) Options may be accelerated (if so provided) and such Options may be immediately exercisable.

The scope of accumulated dilution under the Office-Holders’ equity compensation plans (on a fully diluted basis) shall not at any time exceed 20% during the term of 3 years, commencing on the date of approval of this Compensation Policy (taking into account the Company’s issued share capital on the allocation date). Such accumulated dilution will be examined from time to time and in any event and at any time when Options are allocated to the Company’s Office-Holders.

4.	Ratio between the Variable Components and Fixed Components of the Compensation Package

The Office-Holders’ total variable compensation component (including equity compensation components or one-off variable compensation components) will not exceed 75% of the Office-Holder’s total compensation package.

5.	Immaterial Modifications of Office-Holders’ Office and Employment Conditions

Pursuant to the provisions of the law, immaterial modifications made to the Company’s Office-Holders’ office and employment conditions require a prior approval of the Compensation Committee only, to the extent such committee determines that indeed these modifications do not materially change any of the employment conditions, provided such modifications are consistent with and not contrary to the provisions of the Compensation Policy.

For this purpose, it was determined, that the total scope of the immaterial modifications made to the conditions of office and employment of the Company’s Office-Holders, to be approved by the Compensation Committee in each reporting year, would not exceed 5% (in real terms) of the total office and employment conditions of an Office-Holder of the Company, approved by its competent organs with respect to that reporting year.

It is clarified, that any modification which is likely to materially change the structure of the Office-Holder’s incentives would be regarded as material, even if the scope of the overall compensation package of such Office-Holder was not changed.

The Compensation Committee will examine the materiality of the modification concerned in comparison with the Office-Holder’s original employment conditions (namely, the materiality will be examined on the basis of an accumulative change rather than an incidental one).

6.	Immaterial Modification in the Conditions of Office and Employment of an Office-Holder Subordinate to the CEO

An immaterial modification of the office and employment conditions of an Office-Holder subordinate to the CEO will not require the approval of the Compensation Committee and the Board of Directors, if approved as such by the CEO, provided the Office-Holder’s new office and employment conditions are consistent with the provisions of this Compensation Policy.

A modification would be considered as immaterial and require no approval of the Compensation Committee (and/or the Board of Directors, as the case may be) in case it does not exceed 3 salaries or 25% of the actual variable compensation (cash or equity) determined for such Office-Holder.

In addition, any modification of the fixed compensation component (fixed salary) of the Office-Holder, which is in the range of an annual increase of no more than 25%, in comparison with the previous year (annualized) — would not be regarded as a material modification.

7.	Prior Notice/Retirement Conditions

In principle, the Company’s Office-Holders are entitled to receive a prior notice, at law only. Any entitlement to longer prior notice periods will be determined in exceptional situations, including, without limitation, in accordance with the officeholder’s position, seniority in work, the office and employment conditions at that period, the Company’s performance and his/her contribution to the Company and attainment of its aims, and in any event, such period shall not exceed the maximum of 6 months, all in accordance with the provisions of the employment agreement and/or contractual engagement entered between the Office-Holder and the Company.

In general, severance payments for the Office-Holder’s termination of office and/or employment will be made in accordance with the law.

In general, Office-Holders are not entitled to any retirement/Adjustment grants in connection with the termination of their office in the Company.

8.	Return of Variable Compensation in Case of Error (Claw-back)

The Office-Holders’ office and employment and/or services agreements will include a condition, according to which, in case it would transpire in the future that any amount or part thereof which was paid to the Office-Holder pursuant to his/her office and employment conditions with the Company was based on data which later on were found to be erroneous and then restated in the Company’s financial statements, within a period of 3 years following payment of the relevant amount, then, the Office-Holder shall pay back to the Company, or the Company to the Office-Holder, as the case may be, any difference between the amount received by the Office-Holder and the amount which was due to him/her as a result of such correction (after taking account of any differences, if any, in any tax payments and liabilities that apply to and/or paid by, the Office-Holder).

The Office-Holder will not be obligated to pay back any amounts and the Company will not pay the Office-Holder any amounts, as stated in this section above, in case the amount due to the Office-Holder following the restatement of the financial statements was lower or higher (as the case may be) by up to 10% of the amount actually paid to the Office-Holder for that year.

Moreover, it is clarified that such pay back will not apply in case the financial statements are restated as a result of the cumulative effect of changes in the accounting policies, following an amendment of the accounting standards and/or reporting rules after publication of the relevant financial statements.

Any pay back by the Company of such amounts, if applicable, will be made on the date of payment of the first salary following the publication of the restated financial statements, whereas pay back by the Office-Holder will be made by means of set-off from his/her annual bonus in the successive year (if applicable), and the balance, if any, will be paid as part of the monthly salary, in 12 instalments.

9.	Directors’ Compensation

The Company’s outside Directors (“Outside Directors”; including the non-affiliated (independent) Directors: “Disinterested Directors”, as such terms are defined in Israeli law, if applicable) are entitled to an annual fee and attendance (participation) compensation and to reimbursement of expenses within the parameters of the Second Schedule of the Israeli Companies (Rules Regarding Compensation and Expenses for Outside Directors) Regulations, 5760-2000 (“Outside Directors’ Compensation Regulations”), in accordance with the Company’s level (classification) and after taking into consideration the definitions of an expert (if applicable), all as shall be agreed with them in advance prior to their appointment.

Notwithstanding the aforementioned, if the Company’s shares are only listed on a stock exchange located outside of Israel and/or in addition to the stock exchange in Israel, then the aforesaid shall also apply, mutatis mutandis, to Independent Directors, as such are defined under the laws of the foreign stock exchange (“Independent Director”), in accordance with the Israeli Companies (Reliefs for Public Companies which Shares are Listed on a Foreign Exchange Outside of Israel) Regulations, 5760-2000 (the “Dual Companies Reliefs Regulations”), and the compensation prescribed thereunder.

Directors (other than Outside Directors and/or Disinterested Directors and/or Independent Directors) of the Company, including the chairman of the Board of Directors may become entitled to an annual fee and attendance compensation in an amount not exceeding the lowest compensation paid to Outside Directors of the Company (subject to the provisions of the Dual Companies Reliefs Regulations).

In addition, the Company may grant the Directors (including the Outside, Independent and Disinterested Directors) a variable equity compensation, in accordance with the Outside Directors’ Compensation Regulations and the Dual Companies Relief Regulations, and such compensation will be subject to the relevant provisions of the Compensation Policy applicable to variable equity compensation, including the provisions of section 3 above.

The Company may enter into an agreement with a Director for the providing of additional services, such as professional consulting, subject to the provisions of the law. Directors who are employed by the Company and receive a salary from the Company are not entitled to any Directors’ compensation in addition to such salary.

Chairman of the Board of Directors’ Compensation

In general, the chairman of the Board of Directors, who is not an Executive Chairman, is entitled to an annual fee and attendance compensation just as any other Director in the Company (other than Outside Directors and/or Disinterested Directors and/or Independent Directors) in an amount not exceeding the lowest compensation paid to Outside Directors of the Company.

An Executive Chairman of the Board of Directors may receive compensation in accordance with the criteria applicable to the compensation of the Company’s Office-Holders who are not Directors. The Executive Chairman’s activities will be examined in light of his/her contribution to the Company and its ongoing operations.

In addition, the Company may grant an Executive Chairman of the Board of Directors a variable equity compensation, subject to the relevant provisions of the Compensation Policy applicable to variable equity compensation, including the provisions of section 3 above.

10.	Exculpation, Indemnification and Insurance

a.	In general, Office-Holders of the Company (including the Directors, the chairman of the Board of Directors and Directors of the controlling group, as applicable) are entitled, in addition to the fixed and/or variable compensation, as provided in this Compensation Policy, subject to the approval of the competent organs of the Company, to such Office-Holders’ liability insurance, indemnification and/or exculpation arrangements for their liability as Office-Holders, as customary in the Company, all subject to the provisions of any law and the Company’s Articles.

b.	With reference to the Office-Holders’ liability insurance, the Company may enter into an agreement to insure the liability of the Company’s Directors and Office-Holders, including Office-Holders and Directors who are (or may be regarded as) holders of control in the Company and their relatives (if relevant) in exchange for the customary annual premium.

c.	Setting the framework for Directors’ and Office-Holders’ Liability Insurance

The Company may enter into a contract with an insurance company for insuring the liability of Directors and Office-Holders, according to predetermined conditions (pursuant to the relief concerning approval of Office-Holders’ liability insurance, as provided in Regulation 1B1 of the Israeli Companies Regulations (Reliefs in Transactions with Interested Parties) 5760-2000), in such manner allowing the Company, from time to time, and for up to 3 annual insurance periods in the aggregate, and with the approval of the Audit/Compensation Committee and the Board of Directors, and without the need to obtain the approval of the Company’s general meeting, extend and/or renew the insurance policy or enter into a new policy, with the same insurer or another insurer, in Israel and/or abroad, for insuring the liability of the Directors and Office-Holders with respect to all the Directors and Office-Holders of the Company and its subsidiaries, both present and future and of Office-Holders on behalf of the Company and/or its subsidiaries (if any), during their service as Office-Holders of affiliated companies (if any), including an Office-Holder who is or may be considered as the holder of control, or his/her relative, provided the terms of such engagement are inferior or similar to the conditions of the insurance contracts concerning the other Office-Holders of the Company and that such engagement is under market conditions and may not materially adversely affect the Company’s results of operations, its assets or liabilities, in accordance with the following conditions:

(a)	The insurer’s limits of liability will be up to ~~$US 25 Million~~USD 40 million for an event and for an annual insurance period (plus ~~$US~~USD 10 ~~Million~~million for Side A insurance (designated for Directors and Office-Holders only), together with reasonable litigation expenses (at the rate of up to 20%) above the limit of liability, for litigation expenses due to claims in Israel, above such limit of liability;

(b)	The annual premium incurred by the Company for the entire annual insurance period will not exceed ~~$US 200K~~USD 1.5 million, including an annual increase of the premium at the rate of up to 15%;

(c)	The deductible amount for indemnification of Office-Holders will not exceed ~~$US 10K~~USD 250 thousand (excluding the U.S.A. and Canada, and excluding securities’ litigations concerning the Company, for which the deductible amount will be ~~$US 35K~~USD 750 thousand in Israel only and ~~$US 250K~~USD 2.5 million for securities’ litigations in U.S.A. and Canada) and USD 5 million for merger & acquisition litigations (retention for mergers and acquisitions claims);

(d)	An option to extend the insurance period for up to 18 months (on a pro-rata basis);

(e)	Such engagement may also cover the Company’s activities with respect to the listing of the Company’s ADR’s and will include an appendix concerning liability arising from the listing of securities on a foreign stock exchange.

(f)	Such policy may include a Run-Off clause in a customary form concerning retiring Directors and Office-Holders and/or whose office in the Company is terminated, for a period of up to 84 months.

The limit of liability and premium amount for each insurance year will be approved for each renewal by the Audit/Compensation Committee, provided the Audit/Compensation Committee determines that the amount is reasonable in view of the Company’s exposure, the scope of coverage and market conditions.

11.	The Ratio between the Office-Holder’s employment Conditions and the Employment Conditions of the Other Employees of the Company

Upon the determining of the Compensation Policy, the Company takes into consideration, among other things, the ratio between the cost of the Office-Holder’s office and employment conditions and the Wages Cost of the other employees of the Company and contract workers working for the Company and data is presented in this matter, inter alia, about (1) the compensation of Office-Holders working in a similar level with the Company (if relevant); (2) the salary of the former Office-Holder who served in the same position (if relevant); (3) the average salary and the median wages of the Company’s employees and contract workers working for the Company (if relevant); and the ratio between each of the above and the Office-Holder’s proposed compensation awaiting approval is also examined;

The Company’s Board of Directors has examined the above data upon the determining of the Compensation Policy and resolved, after considering the small number of employees who are not Office-Holders of the Company (and no contract workers at all), that the effect of the gap between the office and employment conditions of the Office-Holders and the earing conditions of the other employees in the Company on the labor relations in the Company — is not significant.

12.	That stated in this Compensation Policy is not intended to derogate from any relief given and/or to be given from time to time with respect to the approval procedures of compensation of Office-Holders in public companies, under any regulations enacted and/or amended from time to time by virtue of the Companies Law, including the Companies (Reliefs in Transactions with Interested Parties) Regulations, 5760-2000 and such regulations will be deemed as implicitly incorporated into this Compensation Policy.

THERAPIX BIOSCIENCES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Dr. Ascher Shmulewitz, Chairman and Interim Chief Executive Officer, Mr. Oz Adler, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Therapix Biosciences Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held at offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, on Wednesday, January 15, 2020 at 9:00 a.m. (EST) / 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Annual and Special General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

THERAPIX BIOSCIENCES LTD.

January 15, 2019

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Dr. Ascher Shmulewitz, Amit Berger, Zohar Heiblum, Stephen M. Simes, Eric So and Dr. Yafit Stark, as directors of the Company until the next annual general meeting of Shareholders or until their respective successors are duly elected and qualified, or until any of their earlier resignation or removal:	FOR	AGAINST	ABSTAIN
	a. Dr. Ascher Shmulewitz.	☐	☐	☐
	b. Amit Berger.	☐	☐	☐
	c. Zohar Heiblum.	☐	☐	☐
	d. Stephen M. Simes.	☐	☐	☐
	e. Eric So.	☐	☐	☐
	f. Dr. Yafit Stark.	☐	☐	☐

2.	To re-appoint EY as the Company’s independent registered public accounting firm for the year 2019 and until the next annual general meeting, to audit the financial statements of the Company ending December 31, 2019 (and review any interim financial statements during the fiscal year 2020) and to authorize the Company’s Board of Directors to determine their compensation for the audit and any other supplementary services for said periods in accordance with the scope and nature of their services.	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	To approve an increase of the Company’s authorized and registered share capital by NIS 70,000,000, so that following such increase, the authorized and registered share capital of the Company will be NIS 100,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.1 each, and to amend the Company’s Articles of Association accordingly, in the form attached as Annex A to the Company’s Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

4.	To approve the Amended Compensation Policy of the Company, in the form attached as Annex B to the Company’s Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

4.i	The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.	CONFIRM ☐

5.	To approve the inclusion of the M&A Provision regarding a bonus in the event of a Transaction in any and all such engagements between the Company and the Directors and Office-Holders, in a manner that any such engagement shall be deemed to include such M&A Provision.	FOR ☐	AGAINST ☐	ABSTAIN ☐

5.i	The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.	CONFIRM ☐

6.a.	To approve the grant to Mr. Amit Berger of options to purchase 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director’s re-election as a member of the Board of Directors, as further described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

6.b.	To approve the grant to Mr. Zohar Heiblum of options to 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director’s re-election as a member of the Board of Directors, as further described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

6.c.	To approve the grant to Mr. Stephen M. Simes of options to purchase 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director’s re-election as a member of the Board of Directors, as further described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

6.d.	To approve the grant to Dr. Yafit Stark of options to 1,300,000 Ordinary Shares (equivalent to 32,500 ADSs), subject to the director’s re-election as a member of the Board of Directors, as further described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

6.e.	To approve the grant to Dr. Ascher Shmulewitz of options to purchase 12,000,000 Ordinary Shares (equivalent to 300,000 ADSs), subject to the director’s re-election as a member of the Board of Directors, as further described in the Proxy Statement..	FOR ☐	AGAINST ☐	ABSTAIN ☐

6.e.i	The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.	CONFIRM ☐

6.f.	To approve the grant to Dr. Adi Zuloff-Shani of options to purchase 2,826,400 Ordinary Shares (equivalent to 70,660 ADSs).	FOR ☐	AGAINST ☐	ABSTAIN ☐

6.f.i	The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.	CONFIRM ☐

6.g.	To approve the grant to Mr. Oz Adler of options to purchase 2,236,400 Ordinary Shares (equivalent to 58,160 ADSs).	FOR ☐	AGAINST ☐	ABSTAIN ☐

6.g.i	The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.	CONFIRM ☐

7.	To approve the Insurance Framework Terms and the Ongoing Insurance Policy.	FOR ☐	AGAINST ☐	ABSTAIN ☐

7.i	The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal.	CONFIRM ☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

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NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.